UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant's name into English)

Av. Apoquindo N° 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

On April 20th, 2004 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) which included information of the registrant’s financial statements and results of its operations for the six month period ended on June 30, 2004. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the accounting principles generally accepted in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

MASISA S.A.
( Free translation from the original in Spanish)

	As of June 30,
	2004	2003
CONSOLIDATED BALANCE SHEET	THUS$	THUS$

ASSETS

CURRENTS ASSETS
Cash and Banks	4,663	13,188
Time deposits	5,911	4,693
Marketable securities (net)	0	0
Accounts receivable (net)	71,613	49,955
Notes receivable (net)	8,007	6,687
Sundry debtors	5,053	4,514
Notes and accounts receivable from related companies	2,555	3,818
Inventories (net)	74,873	72,949
Recoverable taxes	10,197	11,675
Prepaid expenses	4,221	2,764
Deferred taxes	1,474	1,355
Other current assets	0	31,409

Total current assets	188,567	203,007

FIXED ASSETS
Land	65,541	63,583
Buildings and infrastructure	104,584	104,338
Machinery and equipment	488,847	473,280
Other fixed assets	170,964	164,736
Asset reappraisal	0	0
Less: depreciation	(199,954)	(177,460)

Total fixed assets	629,982	628,477

OTHER ASSETS
Investments in related companies	0	0
Investments in other companies	10	9
Goodwill	1,377	1,258
Negative goodwill	(1,804)	(1,955)
Long term receivable	979	1,407
Notes and accounts receivable from related companies	3,297	3,110
Deferred taxes	0	0
Intangible assets	0	0
Amortization (less)	0	0
Other Assets	6,783	4,518

Total other assets	10,642	8,347

TOTAL ASSETS	829,191	839,831

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of June 30,
	2004	2003
CONSOLIDATED BALANCE SHEET	THUS$	THUS$

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Due to banks and financial institutions short/term	5,472	63,816
Short/term portion of long/term liabilities to banks and financial institutions	14,413	55,295
Short-term portion of long term Bonds	9,564	9,474
Other long/term liabilities due within one year	271	324
Dividends payable	163	140
Accounts payable	22,185	23,238
Notes payable	586	0
Sundry creditors	1,466	1,012
Notes and accounts payable to related companies	3,607	3,759
Provisions	9,009	4,264
Withholdings	2,134	2,306
Income tax	0	0
Unearned income	1	45
Deferred taxes	0	0
Other current payable	0	846

Total current liabilities	68,871	164,519

LONG-TERM LIABILITIES
Due to banks and financial institutions	89,589	121,354
Bonds Payable	112,623	36,000
Notes payable	0	0
Sundry creditors	36	294
Notes and accounts payable to related companies	0	0
Provisions	672	49
Deferred taxes	15,142	8,141
Other long term payable	12,333	8,795

Total long-term liabilities	230,395	174,633

Minority interest	64,691	62,474

SHAREHOLDERS' EQUITY
Paid/up capital stock	237,022	237,022
Capital revaluation reserve	0	0
Share premium account	0	0
Reserve on reappraisal of fixed asset	0	0
Other reserves	56,777	53,628
Accumulated deficit for development period (less)	0	0

Retained Earnings	171,435	147,555

Reserve future dividends	133,083	127,589
Accumulated profits	18,567	18,293
Accumulated losses (less)	0	0
Net income for the period	19,785	1,673
Interim dividends (less)	0	0

Total shareholders' equity	465,234	438,205

Total liabilities and shareholders' equity	829,191	839,831

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

For the three-month period ended June 30,
	2004	2003
CONSOLIDATED STATEMENT OF INCOME	THUS$	THUS$

Sales	186,634	127,526
Cost of sales (less)	(133,783)	(98,686)
Gross margin	52,851	28,840
Selling and administrative expenses (less)	(22,211)	(19,826)

OPERATING RESULT	30,640	9,014

Financial Income	1,085	1,526
Income on investments in related companies	0	0
Other non operating income	536	634
Loss on investments in related companies (less)	(6)	(67)
Amortization of goodwill (less)	(43)	(162)
Financial expenses (less)	(8,368)	(7,494)
Other non/operating expenses (less)	(1,810)	(598)
Price/level restatement	0	0
Exchange Differences	3,391	(230)

NON /OPERATING RESULT	(5,215)	(6,391)

Result before income taxes and minority interest	25,425	2,623
Income taxes (less)	(5,604)	(231)
Consolidated Profit (Loss)	19,821	2,392
Minority interests	(86)	(771)
Amortization negative goodwill	50	52

NET INCOME	19,785	1,673

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

For the three-month period ended June 30,
	2004	2003
CONSOLIDATED STATEMENT OF CASH FLOW	THUS$	THUS$

Cash flow from operating activities
Collection of accounts receivable	216,858	159,591
Interest income receivable	2,215	375
Dividends and other distributions received	0	0
Other income	5,712	7,220
Payments of suppliers and personnel (less)	(176.985)	(147.783)
Interest paid (less)	(11.376)	(2,110)
Income tax paid (less)	(2,789)	(5,663)
Other expenses paid (less)	(1,029)	(577)
V.A.T. and similar paid (less)	(4,874)	(4,702)

Net positive (negative) cash flow from operating activities	27,732	6,351

Cash flow from financing activities
Issuance of cash shares	0	0
Loans drawn	37,774	71,904
Bonds issued	0	0
Documented loans from related companies	0	0
Other loans from related companies	0	0
Other financing sources	38	760
Dividends paid (less)	(3,825)	(4,507)
Distribution of paid in capital (less)	0	0
Loans repaid (less)	(50,020)	(18,600)
Bonds paid (less)	(9,000)	(25,000)
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	0	0
Stock issuance expense (less)	0	0
Other financing disbursements (less)	(84)	0

Net positive (negative) cash flow from financing activities	(25,117)	24,557

Cash flow from investment activities
Sales of fixed assets	1,806	65
Sales of permanent investments	0	0
Sales of other investments	236	318
Collection of documented loans to related companies	0	0
Collection of other loans to related companies	0	0
Other investment income	0	0
Acquisition of fixed assets (less)	(12,441)	(14,721)
Interest capitalized repaid (less)	(1,331)	(1,174)
Permanent investments (less)	0	0
Investments in securities (less)	0	0
Documented loans to related companies (less)	0	0
Other loans to related companies (less)	0	0
Other investment disbursements (less)	0	0

Net positive (negative) cash flow from investment activities	(11,730)	(15,512)

Net total positive (negative) cash flow of the period	(9,115)	15,396

Effect of inflation on cash and cash equivalents	(81)	280

Net change in cash and cash equivalents (less)	(9,196)	15,676

Initial balance of cash and cash equivalents	19,770	2,205

Final balance of cash and cash equivalents	10,574	17,881

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

For the three-month period ended June 30,
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	2004 THUS$	2003 THUS$

Net income (loss) for the period	19,785	1,673

Results on sales of assets:
(Profit) loss on sales of fixed assets	(143)	18
(Profit) on sales of investments	0	0
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0

Charges (credits) to income not affecting cash flow:
Depreciation for the period	12,973	12,430
Amortization of intangibles	161	136
Write/off and provisions	3,695	299
Income from investment in related companies (less)	0	0
Loss on investment in related companies	6	67
Amortization of goodwill	43	162
Amortization of negative goodwill (less)	(50)	(52)
Net price/level restatements	0	742
Net exchange difference	(3,391)	679
Other credit to income not affecting cash flow (less)	(151)	(106)
Other changes to income not affecting cash flow	3,058	1,994

Changes in assets, affecting cash flow:
Decrease (increase) in accounts receivable	(14,967)	(7,542)
Decrease (increase) in inventories	4,397	(7,912)
Decrease (increase) in other assets	(1,198)	(2,424)

Changes in liabilities, affecting cash flow:
Increase (decrease) in accounts payable related to operating income	(360)	5,993
Increase (decrease) in interest payable	(1,723)	2,751
Net Increase (decrease) in income taxes payable	535	(5,406)
Increase (decrease) in other accounts payable related to non/operating income	(972)	114
Net increase (decrease) value added tax and similar payable	5,948	1,964
Profit (loss) of minority interest	86	771

Net positive (negative) cash flow from operating activities	27,732	6,351

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003
(Free translation from the original in Spanish)

NOTE 1- COMPANY REGISTRATION

The Parent Company, MASISA S.A., is a quoted stock corporation, registered under N°132 in the Official Company Register and is therefore governed by the rules of the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) and of the Securities and Exchange Commission of the U.S.A.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accountant Period

The following financial statements correspond to the period between January 1, 2004 and June 30, 2004, and are presented compared to the same period of 2003.

b) Currency used in accounting

By the Resolution N° 259 of the Chilean Internal Taxes Service , dated April 10, 2003, the Company was authorized to have its accounting in dollars of the United States of America from January 1, 2003. Otherwise, dated October 10, 2003, the Chilean Superintendence of Securities and Insurance authorized the Company to present its financial statements and quarters FECUs in dollars of the United States of America.

c) Consolidated financial statements preparation basis.

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Chile and the specific accounting regulations of the Superintendent of Securities and Insurance (“SVS”). If any discrepancy exists between both entity’s regulations, those of the Superintendent of Securities and Insurance will primate.

In accordance to Circular N° 79 and N° 81 of the SVS dated January 19 and 22 2002, the Company recorded the effects of the application of the Argentinean Peso Exchange rate in the conversion of the financial as of September 30, 2003 as required by the Technical Bulletin N°64 of the Chilean Institute of Accountants.

d) Presentation basis.

The current financial statements have been issued in dollars of the United States of America, for which no updating factor have been applied to the numbers in this document.

e) Consolidated basis.

The Consolidated Financial Statements includes the assets, liabilities, result and statement of cash flows of the Company and its direct or indirect subsidiaries

The following is a list of the consolidated subsidiaries:

			Ownership as of
			June 30,2004			June 30,2003
RUT	Company	Business	Direct	Indirect	Total	Total

79,554,560-3	Inversiones Coronel Limitada	Investments	99.9842	0.0158	100.0000	100.0000
79,959,070-0	Masisa Inversiones Limitada	Investments	99.9973	0.0027	100.0000	100.0000
77,790,860-K	Masisa Partes y Piezas Limitada		99.8000	0.2000	100.0000	100.0000
81,507,700-8	Forestal Tornagaleones S.A.	Wood products and by-products processing	60.4492	0.0000	60.4492	60.4492
79,616,940-0	Masisa Concepción Limitada		0.0100	99.9900	100.0000	100.0000
Foreign	Masisa Overseas Ltd.	Investments/Fund Raising	100.000	0.0000	100.0000	100.0000
Foreign	Maderas y Sintéticos del Perú S.A.C.		99.0114	0.8897	99.9011	99.9011
Foreign	Maderas y Sintéticos de Mexico S.A. de C.V.	Wood products and by/products processing	1.0000	99.0000	100.0000	100.0000
Foreign	Maderas y Sintéticos Servicios S.A. de C.V.		1.0000	99.0000	100.0000	100.0000
Foreign	Masisa Ecuador S.A.		0.1000	99.9000	100.0000	100.0000
Foreign	Masisa do Brazil Limitada	Particleboard and MDF Commercialization	0.0024	99.9976	100.0000	100.0000
Foreign	Masisa Argentina S.A.	Wood products and by/products processing	0.0000	100.0000	100.0000	100.0000
Foreign	Forestal Tornagaleones Overseas Ltd.		0.0000	0.0000	0.0000	60.4492
Foreign	Forestal Argentina S.A.		0.0000	30.2900	30.2900	30.2900

The effects of unrealized results form transactions with subsidiaries have been eliminated.

In the subsidiary’s Forestal Tornagaleones S.A. Extraordinary Board Meeting held on November 11, 2003, its Board agreed to proceed with the liquidation and dissolution of its subsidiary FTG Overseas Ltd. On December 31, 2003, the documents needed to proceed with the liquidation and dissolution of FTG Overseas Ltd. were presented to the Record of Societies in which FTG Overseas Ltd. was registered and which managed the legal existence of the company. Thus, and as of December 31, 2003, the FTG Overseas Ltd. liquidator distributed the assets, liabilities, rights and obligations of FTG Overseas Ltd. to its controlling and only shareholder Forestal Tornagaleones S.A.

f) Price-level restatement

The subsidiaries that carries their accounting figures in Chilean pesos, have adjusted their financial statements in order to recognize the effects on the variation of the price level restatement of that currency. For this effects, the current legal dispositions have been applied. These restatements have been calculated based on the variations in the official Consumer Price Index on a previous month basis, which was 0.8% in 2004 (1.10% in 2003).

g) Foreign currency

The Company is authorized to have its accounting and present its financial statements in American dollars. The American dollar is used as common currency and, whereof, the assets and liabilities corresponding to different currencies have been expressed in American dollars at the exchange rates of the end of each period. The exchange differences are accounted in results.

As of June 30 2004 and 2003 the main closing exchange rates used, expressed in US dollars, were the following:

Currency		2004	2003
		US$	US$

Chilean pesos	Ch$	636.30	699.12
Argentine Pesos	Ar$	2.9580	2.8000
Real (Brazil)	$R	3.1075	2.8720
Mexican Peso	MxN	11.5297	10.4176
Unidad de Fomento (U.F.)	U.F.	0.0373965	0.0412225

h) Financial Investments

Time deposits are presented at inverse value plus interests and readjustments accrued at the end of each period and are classified under the category of the same name.

i) Inventories

The inventories are valued at production cost or at the acquisition cost including indirect manufacturing costs, and its balance is determined by the weighted average price method plus.

The Company makes obsolescence inventory provisions, that are presented deducted from the original.

The timber resources presented in this account has been determined in accordance with a technical appraisal, as explained in the note 2k). As of June 30, 2003, this account includes the expenses related to roads built for the harvesting, which were valued at their cost and accounted at its cost of sales, in the time the forests associated are exploited and sold.

The amount thus determined does no exceed their corresponding market values.

j) Allowance for doubtful accounts

The company has recorded allowances to cover the possible non-collection of account receivables, which are shown as a deduction from account receivables. The allowances were calculated considering a 1% of the local account receivables plus others specific account receivables of doubtfully recovery.

k) Fixed assets

Fixed assets , excluding plantations, are presented at their acquisition or construction cost value, price level restated at December 31, 2002, date in which the figures were converted to American dollars. The costs mentioned includes the actual financial cost incurred by the company, until those assets were in conditions to be used, applying effective financing cost rate.

Major maintenance expenses are incorporated into assets and then amortized over the period between the maintenance and the scheduled next major maintenance those items with significant relative value are depreciated in the same period of are as the fixed asset with which they are associated and spare parts that are periodically used are charged to production cost when utilized.

The forestry plantations value is determined in accordance with a technical appraisal. The value over the book value thus estimated , that includes the financing value during the growing period, has been accounted with surplus to the forestry reserve fund in the Net worth of the respective subsidiary.

Indefinitely inactive fixed assets have been classified in the item Other Long Term Assets and are shown at their estimated realization value.

l) Fixed assets depreciation

Depreciation has been computed using the straight/line method, considering the remaining estimated useful life of each asset.

m) Leasing assets

Assets purchased under financial leasing are valued at the current value of the contract, which is set discounting the periodical installment and the purchase option at the interest rate established in the related contract, On the other hand, the respective obligation is shown in the short and long term portion net of non/accrued interests.

n) Investments in related companies

Investments in related companies are valued based on the equity method, eliminating unrealized profits and losses.

Investments in companies located in other countries have been valued in accordance with Technical Bulletin N°64 of the Chilean Institute of Accountants.

In accordance to Circular N° 150 of the SVS, the Company had made an evaluation over the value of its subsidiaries assets in Argentina, Mexico and Brazil, and over the cash flows this subsidiaries produce, the Company had concluded that it don’t need to make any adjustment for this concept, due to there has been no significant decay in the recuperation value of those respective assets.

o) Goodwill and negative Goodwill

This item represents the difference between the acquisition value of shares of the related company and its proportional equity value at the date of purchase. This differences are amortized in the following steps:

Goodwill

The acquisition of the former subsidiary Maderas y Paneles S.A., merged on august 31, 1993, was amortized in a period of 10 years, given the returns of the production management of the actual plant.

The acquisition of the former subsidiary Masisa Cabrero S.A., former Fibranova S.A.. This value will be amortized in a period of 20 years, given the returns of current administration of the plant.

Negative Goodwill

The capital’s raise of Forestal Tornagaleones S.A. in June 27th, 2002, generated a higher investment value for the Company . This value will be amortized in a period of 20 years.

p) Securities purchased under resale agreements

Are included in the account “Other Current Assets” and corresponds to the acquisition of financial assets that must be sold in the short term, and are presented at market value as of the purchase date plus the accrued interest as of the last day of the period.

The value thus determined does not exceed the current market value.

q) Expenses of the issuance and placement of shares and debts titles

The society presents under the account “Other Assets”, the expenses of the issuance and placement of debt titles made in the 2003 exercise, which will be amortized in the terms of the respective debt.

r) Bonds payable

Bonds payable corresponds to the placement in Chile of unmaterialized bonds, which are valued at their nominal value plus readjustments and interests accrued at the closing date of the exercise. The difference between the nominal value and the placement value is registered as deferred asset. This asset is amortized in the term period of the obligation.

s) Income tax and Deferred tax

The company has recognized its tax obligations in conformity with current legislation.

The effects produced by deferred taxes, as a consequence of temporal differences between the financial and tax purpose balance sheet, have been registered as per Technical Bulletin N° 60, 68, 69 and 71 of the Chilean Institute of Accountants and in the Circular N° 1,466 of the Superintendencia de Valores Seguros. The effects derived of the existing taxes at January 1 2000, that were not registered before, will be recognized on the results, starting in this year, to the extend that the temporal differences are reversed.

t) Sales

Sales value corresponds to the sale of the Company manufactured products, and their price is given by present market regulations.

u) Derivative contracts

As of June 30, 2003, the Company keeps swap interest rates contracts with financial institutions. This contracts were defined as hedge and are registered by which is establishes in the Boletín Técnico Nro 57 of the Colegio de Contadores de Chile A.G.

The losses not accrued neither accomplished by this contracts are presented in “Other Assets”, and the results already accomplished are presented as financial expenses as of the closing date of this financial statements.

v) Software

The Company uses the system SAP R/3 version 4.6 C, acquired from SAP Chile S.A. , and has determined a depreciation period of 4 years.

w) Research and Development expenses

The Research and Development expenses are charged to the income of the period of which expenses were incurred. The Company has not incurred in significant Research and Development expenses.

x) Consolidated Statement of Cash Flows

As set forth the No 50 Technical Bulletin of the Accountant Institute of Chile and the Circular N° 1,312 of the Superintendencia de Valores y Seguros dated January 17, 1997, the Company has defined the following concepts related to the Statement of Cash Flows.

Cash Equivalent:
Every investment that meets the following conditions:
–  May be quickly converted in a known amount of cash.
–  The Company has the intention to do the this conversion in no more than 90 days.
–  There is a minimum risk of a significant lose of value due to this investment

As of June 30, 2004, all the short-term investments of the company meet the mentioned conditions.

The Balance of cash and cash equivalents is as follows:

	Initial	Final Balance
	THUS$	THUS$

2004
Cash	8,657	4,663
Time deposits	0	5,911
Marketable securities	0	0
Securities purchased under resale agreements	11,113	0

Total	19,770	10,574

2003
Cash	1,891	13,188
Time deposits	314	4,693
Marketable securities	0	0
Securities purchased under resale agreements	0	0

Total	2,205	17,881

Operating Activities:

Cash flows from operating activities includes all business-related cash flows, including interest paid, financial income and, in general, all flows that are not defined as related to investment or financing activities. It should be pointed out that this definition is broader than that used in the consolidated statement of income.

NOTE 3 - CHANGES IN ACCOUNTING PRINCIPLES

During the exercise comprise between January 1 and June 30, 2004, there have been no changes in the accounting principles for the current period in comparison to the previous period.

NOTE 4 – ACCOUNTS RECEIVABLE SHORT AND LONG TERM

	Currency

	Less than 90 days		More than 90 and less than 1 year			Currency Total		Long-term
	06/30/2004	06/30/2003	06/30/2004	06/30/2003	Sub-Total	06/30/2004	06/30/2003	06/30/2004	06/30/2003

Account receivable	70,019	49,142	4,278	813	74,297
Non-collect receivables estimate	0	0	0	0	2,684	71,613	49,955	0	0
Notes receivable	7,943	6,419	691	268	8,634
Non-collect receivables estimate	0	0	0	0	627	8,007	6,687	0	0
Sundry debtors	5,086	4,243	283	271	5,369
Non-collect receivables estimate	0	0	0	0	316	5,053	4,514	979	1,407

Total Long Term receivable								979	1,407

Debtors’ profile

The debtors’ profile is presented as follow (net of allowances).

	2004	2003
	THUS$	THUS$

National receivable
Account receivable	27.455	14.086
Notes receivable	2.908	3.559
Short-term Sundry debtors	87	998
Long-term Sundry debtors	797	511

Foreign receivable

Account receivable	44,158	35,869
Account Receivable for local sales	38.34%	28.20%
Account Receivable for foreign sales	61.66%	71.80%

Notes receivable	5,099	3,128
Notes receivable in dollars	36.32%	53.22%
Notes receivable in other currencies	63.68%	46.78%

Short-term Sundry debtors	4,966	3,516
Sundry debtors in dollars	1.72%	22.11%
Sundry debtors in other currencies	98.28%	77.89%

Long-term Sundry debtors	182	896
Long-term Sundry debtors in dollars	81.41%	36.32%
Long-term Sundry debtors in other currencies	18.59%	63.68%

NOTE 5 - TRANSACTIONS WITH RELATED COMPANIES

Notes and accounts receivables from related companies in the short-term:

Sales of goods and services made by the Company from and to related companies in Chile are made in Chilean pesos and with a pay term not exceeding 60 days, without interest nor restatement . Export sales to foreign related companies are in American dollars, without interest and not exceeding 180 days.

Notes and accounts receivables from related companies in the long-term:

The long term account receivable for the subsidiary Forestal Río Calle Calle S.A. are summarized in American dollars (US$).

Notes and account receivable from related companies:

RUT	Company	Short-Term		Long-Term
		06/30/2004	06/30/2003	06/30/2004	06/30/2003

96,626,060-2	Forestal Río Calle Calle S.A.	13	0	3,297	3,110
Foreign	Forestal Terranova Mexico S.A.de C.V.	0	171	0	0
Foreign	Terranova Costa Rica S.A.	0	150	0	0
Foreign	Terranova Colombia S.A.	0	932	0	0
Foreign	Amanco Guatemala S.A.	87	45	0	0
Foreign	Masnova de Mexico S.A. de C.V.	1,351	1,389	0	0
	Fibranova C.A.	691	0	0	0
	Amanco Costa Rica S.A.	233	8	0	0
Foreign	Amanco el Salvador	33	0	0	0
	Hondilut S.A. (Amanco Honduras)	0	68	0	0
	Nicalit S.A.	0	26	0	0
Foreign	Terranova Forest Products, Inc.	147	1,029	0	0

TOTAL		2,555	3,818	3,297	3,110

a) Notes and accounts payables from related companies:

RUT	Company	Short-Term		Long-Term
		06/30/2004	06/30/2003	06/30/2004	06/30/2003

96,626,060-2	Forestal Río Calle Calle S.A.	0	440	0	0
96,802,690-9	Terranova S.A.	276	0	0	0
96,469,000-6	Andinos S.A.	0	245	0	0
96,527,410-3	Sociedad Forestal Millalemu S.A.	0	10	0	0
Foreign	Forestal Terranova Mexico S.A.de C.V.	3,230	0	0	0
Foreign	Terranova Costa Rica S.A.	3	0	0	0
Foreign	Terranova Brasil Limitada	89	29	0	0
	Hondilut S.A. (Amanco Honduras)	7	0	0	0
	Nicalit S.A. (Amanco Nicaragua)	2	0	0	0
Foreign	Fibranova C.A.	0	3,035	0	0

TOTAL		3,607	3,759	0	0

b) come from related companies and persons:

				06/30/2004		06/30/2003
Company	RUT	Relationship	Concept	Amount	Effect on Income, Profit (loss) (loss) (loss)	Amount	Effect on Income, Profit (loss) (loss) (loss)
				THUS$	THUS$	THUS$	THUS$

Forestal Rio Calle Calle S.A.	Foreign	Associated	Interest	47	47	0	0
Forestal Rio Calle Calle S.A.	Foreign	Associated	Purchase of woods	0	0	523	0
Forestal Rio Calle Calle S.A.	Foreign	Associated	Chipping service	0	0	716	0
Forestal Rio Calle Calle S.A.	Foreign	Associated	Services invoice	43	8	0	0
Terranova S.A.	96,708,490-5	Common director	Reimburse invoice	275	0	21	0
Terranova S.A.	96,708,490-5	Common director	Services and expenses invoice	9	0	9	0
Terranova S.A.	96,708,490-5	Common director	Services and expenses invoice	615	0	18	0
Terranova S.A.	96,708,490-5	Common director	Purchase of raw materials	1,403	24	844	0
Terranova S.A.	96,708,490-5	Common director	Paid invoice	826	0	938	0
Terranova S.A.	96,708,490-5	Common director	Sales of products	9,967	4	0	0
Fibranova C.A.	Foreign	Common director	Recovery of expenses received	4	0	0	0
Fibranova C.A.	Foreign	Common director	Recovery of expenses emitted	126	0	0	0
Fibranova C.A.	Foreign	Common director	Sales of products and spare parts	0	0	363	105
Fibranova C.A.	Foreign	Common director	Boards purchase	0	0	3,577	0
Fibranova C.A.	Foreign	Common director	Reimburse invoice	233	0	0	0
Fibranova C.A.	Foreign	Common director	Services and expenses invoice	1,742	0	119	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Services and expenses	0	0	404	404
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Sales of products	247	18	0	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Administration services	32	32	40	40
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Reimburse invoice	567	0	0	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Logistics service	480	480	0	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Boards purchase	4,275	0	0	0
Terranova de Brasil Limitada	Foreign	Common director	Purchase of raw materials	918	0	295	0
Terranova de Brasil Limitada	Foreign	Common director	Paid invoice	841	0	131	0
Terranova Costa Rica S.A.	Foreign	Common director	Sales of products	0	0	161	47
Terranova Costa Rica S.A.	Foreign	Common director	Reimburse invoice	0	0	117	0
Terranova Costa Rica S.A.	Foreign	Common director	Services and expenses invoice	3	0	0	0
Forestal Terranova de Guatemala S.A.	Foreign	Common director	Sales of products	44	15	44	13
Forestal Terranova de Guatemala S.A.	Foreign	Common director	Reimburse invoice	44	0	44	0
Amanco Costa Rica S.A.	Foreign	Common director	Sales of products	324	113	8	2
Amanco Costa Rica S.A.	Foreign	Common director	Reimburse invoice	355	0	0	0
Amanco Guatemala S.A.	Foreign	Common director	Sales of products	155	54	71	21
Amanco Guatemala S.A.	Foreign	Common director	Reimburse invoice	78	0	27	0
Amanco El Salvador S.A.	Foreign	Common director	Sales of products	65	23	0	0
Amanco El Salvador S.A.	Foreign	Common director	Reimburse invoice	128	0	0	0
Hondilut S.A.(Amanco Honduras)	Foreign	Common director	Sales of products	0	0	68	20
Hondilut S.A.(Amanco Honduras)	Foreign	Common director	Reimburse invoice	4	0	0	0
Nicalit (Amanco Nicaragua)	Foreign	Common director	Sales of products	0	0	53	15
Nicalit (Amanco Nicaragua)	Foreign	Common director	Reimburse invoice	0	0	27	0
Terranova Colombia S.A.	Foreign	Common director	Sales of products	183	0	691	201
Terranova Colombia S.A.	Foreign	Common director	Reimburse invoice	0	0	419	0
Terranova Forest Products, Inc.	Foreign	Common director	Sales of products	147	51	0	0
Terranova Forest Products, Inc.	Foreign	Common director	Reimburse invoice	19	0	0	0
Terranova Forest Products, Inc.	Foreign	Common director	Remittance granted	0	0	1,029	0
MasNova de México S.A. de C.V.	Foreign	Common director	Reimburse invoice	0	0	2,141	0

NOTE 6 – INVENTORIES

The principal components are set forth below:

Inventories	2004 THUS$	2003 THUS$

Finished goods	47,290	42,605
Obsolescence Provision	(875)	(504)
Raw Materials	11,465	13,175
Other material	3,080	5,791
Spare parts	7,303	5,199
Forest and Plantation in exploitation	6,610	6,683

Total	74,873	72,949

NOTE 7 – DEFERRED TAXES AND INCOME TAXES

At June 30 2004, the Company has made the income tax provision as per the tax dispositions in force.

Considering a taxable base of:

2004 THUS$

Masisa S.A.’s taxable income	6,197
Inversiones Coronel Ltda.’s taxable income	1,553
Masisa Concepción Ltda’s taxable income	1,865
Masisa Inversiones Ltda’s taxable income	3,288

Balances of tributary retained gains and their respective credits:

1) Masisa S.A.	:	Taxed Earning Reserve amounting THUS$2,324 with credit of 15%, THUS$23,838 with credit of 16%, THUS$4,794 with credit of 16.5%, THUS$6,197 with credit of 17%, and THUS$10,952 without credit.
2) Masisa Inversiones Limitada	:	Taxed Earning Reserve amounting THUS$5,958 with credit of 15%, THUS$5,326 with credit of 16%, THUS$5,449 with credit of 16,5%, THUS$3,288 with credit of 17%, and THUS$1,081 without credit.
3) Inversiones Coronel Limitada	:	Taxed Earning Reserve amounting THUS$1,292 with credit of 15%, THUS$582 with credit of 16%, THUS$296 with credit of 16,5%, THUS$1,553 with credit of 17%, and THUS$65 without credit.
4) Inversiones Concepción Limitada	:	Taxed Earning Reserve amounting THUS$1,865 with credit of 17%.

5) Masisa Argentina	:	(Tax loss)
6) Masisa Concepción Limitada	:	(Tax loss)
7) Masisa do Brasil Limitada	:	(Tax loss)
8) Maderas y Sintéticos del Perú S.A.C.	:	(Tax loss)
9) Forestal Tornagaleones S.A.	:	(Tax loss)

a) Deferred Tax

The balances for this item are as follows:

	06/30/2004				06/30/2003
	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes
	ShortTerm	Long Term	ShortTerm	Long Term	ShortTerm	Long Term	ShortTerm	Long Term

Temporary Differences
Provision for accounts receivable losses	611	153	0	0	709	47	0	0
Anticipated income	0	0	0	0	0	0	0	0
Vacation provisions	209	0	0	0	167	0	0	0
Amortization of intangibles	49	0	0	0	0	0	0	0
Leasing assets	0	46	0	0	0	98	0	0
Manufacturing expenses	116	0	991	3,552	0	0	861	3,552
Fixed assets depreciation	0	0	0	35,785	0	0	0	13,165
Others events	7	260	0	270	109	25	90	36
Obsolescence provision	182	101	0	0	229	0	0	0
Particle board line provision	0	1,105	0	0	0	1,120	0	0
Unrealized profits and loss	261	47	0	0	225	0	0	0
Tax Loss	1,679	28,807	0	0	1,504	17,402	0	0
Interest capitalized Plantations	0	0	0	0	0	0	0	0
Plantations capitalized indirect cost	0	0	267	2,568	0	0	281	2,010
Capitalized financial cost	0	0	379	600	0	0	359	3,381
Forestry reserve	0	0	70	8,350	0	0	89	4,409
Others	0	0	0	0	0	0	0	0
Balance for Complementary assets amortization	(28)	(116)	(95)	(9,643)	(27)	(962)	(119)	(10,136)
Valuation provisions	0	(4,063)	0	0	0	(9,454)	0	0

Total	3,086	26,340	1,612	41,482	2,916	8,276	1,561	16,417

Income Taxes:

	2004	2003
Items	THUS$	THUS$

Income tax provision	(2,374)	(1,025)
Tax expenses Adjustment	79	164
Effect for deferred taxes of the period	(3,093)	222
Tax credit due to tax loss	0	100
Effect for amortization of deferred assets and liabilities complementary accounts	(197)	338
Effect on assets and liabilities of the changes in the valuating provisions	0	0
Others	(19)	(30)

	(5,604)	(231)

NOTE 8 – OTHER CURRENT ASSETS

The principal components are set forth below:

	2004	2003
	THUS$	THUS$

Deposits Rabobank Curacao N.V.	0	28,500
Interest Rabobank Curacao N.V.	0	2,909

Total	0	31,409

In the year 2003, the long term time deposits accrued interests, which are presented as “Other Current Assets”; their maturity is semiannually. Besides in this entry are classified the time deposits which maturity is over 90 days.

NOTE 9 - FIXED ASSETS

a) This caption includes:

		2004				2003

		Accumulated		Year depreciation		Accumulated		Year depreciation
		Assets value	Depreciation	Explotation	Non-explotation	Assets value	Depreciation	Explotation	Non-Explotation
Fixed assets		THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Lands		65,541	0	0	0	63,583	0	0	0
Building and infrastructure		104,584	(27,570)	(1,724)	(74)	104,338	(24,541)	(1,184)	(17)

Machinery and equipment		488,847	(145,981)	(9,508)	(501)	473,280	(126,285)	(9,755)	(15)

7	Machinery and equipment	487,984	(145,676)	(9,476)	(469)	472,268	(125,787)	(9,723)	(9)
7	Transportation equipment	863	(305)	(32)	(32)	1,012	(498)	(32)	(6)
7	Chilean GAAP Adjustments	0	0	0	0	0	0	0	0

Other fixed assets:		170,964	(13,430)	(573)	(593)	164,736	(14,204)	(726)	(733)

7	Plantations	125,182	0	0	0	108,350	0	0	0
7	Furniture, fixture and other	11,007	(8,381)	(197)	(125)	10,586	(7,942)	(253)	(437)
7	Spare parts	11,325	(305)	(134)	0	11,468	(1,365)	(225)	0
7	Transit spare parts and equipment	47	0	0	0	50	(9)	(1)	0
7	Construction in progress	14,080	0	0	0	15,847	0	0	0
7	Transit fixed assets	0	0	0	0	0	0	0	0
7	Other fixed assets	9,323	(4,744)	(242)	(468)	18,435	(4,888)	(247)	(296)

7	Fixed assets in leasing	1,691	(1,209)	(76)	0	1,731	(1,116)	(82)	0
7	Computacional systems (software)	5,694	(3,418)	(166)	(468)	4,450	(2,825)	(137)	(296)
7	Other	1,938	(117)	0	0	12,254	(947)	(28)	0

Total		829,936	(186,981)	(11,805)	(1,168)	805,937	(165,030)	(11,665)	(765)

Total Fixed assets		629,982	(199,954)			628,477	(177,460)

b) From a legal viewpoint, assets acquired under finance are not the property of the Company until the purchase option is exercised. The present assets in leasing corresponds to an electrical substation, contracted with Endesa S.A. in April 1995, for a total of 120 monthly payments of US$28,396, at an annual rate of 10.5%.

c) In the Year 2001, The company has also accounted a provision to adjust the book value of one of its particle board lines, based on the estimate that future cash flows from the operation of those assets will not compensate for future depreciation charges. This provision is presented under the account “Other Non Operating Expenses”.

d) The accountant value of the plantations includes the value determined in accordance with the technical appraisal.. This value is distributed among the accounts in plantations Fixed assets and Inventories as stand wood.

As indicated in the Note 2 k) the subsidiary Forestal Tornagaleones S.A. and its subsidiary Forestal Argentina S.A. recognize the increased value of their plantations and forest. The accumulated increase value as of June 30, 2004 was THUS$27,058 (THUS$27,027 in 2003), that includes the forest plantation under the Forestry reserve presented in the Net worth and has been determined comparing the valuation describer in the Note 2k) to the book value after price level restatement. As indicated in the Note 2k), the parent Company and its subsidiary Forestal Argentina recognized as increased value of the fix assets the financial costs related to the plantation financing a total of THUS$655 (THUS$316 in 2003).

NOTE 10 - INVESTMENT IN RELATED COMPANIES

							Shareholder’s		Net income		Net income				Unrealized		Book
				Number	Participation %		Equity		For the period		Accrued		VPP		Result		of investment
RUT	Investments in related companies	Country	Currency	of shares	03/31/2004	03/31/2003	06/30/2004	06/30/2003	06/30/2004	06/30/2003	06/30/2004	06/30/2003	06/30/2004	06/30/2003	06/30/2004	06/30/2003	06/30/2004	06/30/2003

96,652,640-8	Inversiones Industriales S.A.	Chile	Pesos	1,000	50.0000000	50.0000000	(3,109)	(2,482)	0	0	0	0	0	0	0	0	0	0
96,626,060-2	Forestal Río Calle – Calle S.A.	Chile	Pesos	1	0.0012100	0.0012100	611	1	0	0	0	0	0	0	0	0	0	0
Foreign	Masnova S.A.	Mexico	Dollar	25,000	50.0000000	50.0000000	(1,344)	(97)	(12)	(134)	(6)	(67)	0	0	0	0	0	0
99,511,350-3	Inversiones Calle Calle S.A.	Chile	Pesos	100,000	50.0000000	50.0000000	0	0	0	0	0	0	0	0	0	0	0	0
99,505,640-2	Forestal Calle Calle S.A.	Chile	Pesos	1	9.0900000	9.0900000	2	2	0	0	0	0	0	0	0	0	0	0

	Total												0	0	0	0	0	0

a) Subsidiaries with negative equity

The proportional patrimonial value method has been discontinued in the following subsidiaries for presenting negative shareholder’s equity. At the same time provisions has been constituted when corresponds, to recognize the share participation.

- MasNova de México S.A. de C.V.

The related company MasNova de México S.A. de C.V. presents negative shareholder’s equity at the closing of both financial statements reason for which a provision for THUS$672 and THUS$ 49 has been accounted. This investment is presented in Long Term Provisions.

- Inversiones Industriales S.A.

Inversiones Industriales S.A., as of the closure of the present period, had a negative Net Worth, hence the company has discontinued the application of the VPP method, recognizing losses up to cover the total investment

b) Subsidiaries with positive equity lower than MUS$ 1

Inversiones Calle Calle S.A. US$ 320.

NOTE 11 – GOODWILL AND NEGATIVE GOODWILL

a) Goodwill

			06/30/2004		06/30/2003
			First three months 2004	Total	First three months 2003	Total
		Term	Amortization	Goodwill	Amortization	Goodwill
RUT	Company		THUS$	THUS$	THUS$	THUS$

87,658,900-1	Maderas y Paneles S.A.	10 year	0	0	126	30
96,623,490-3	Masisa Cabrero S.A.	20 year	43	1,377	36	1,228

			43	1,377	162	1,258

Represents the higher value paid in the investments of Maderas y Paneles S.A. , former subsidiary Maderas y Paneles S.A., merged on august 31, 1993.

The acquisition of the former subsidiary Masisa Cabrero S.A., former Fibranova S.A., generated a lower investment value for the Company, This value will be amortized in a period of 20 years, given the returns of current administration of the plant.

b) Negative Goodwill

			06/30/2004		06/30/2003
		Term	First three months 2004 Amortization	Total Negative Goodwill	First three months 2003 Amortization	Total Negative Goodwill
RUT	Company		THUS$	THUS$	THUS$	THUS$

81,507,700-8	Forestal Tornagaleones S.A.	10 year	50	1,804	52	1,955

			50	1,804	52	1,955

Indicate the lower paid value at the capital’s raise of Forestal Tornagaleones S.A. in June 27, This value will be amortized in a period of 20 years.

NOTE 12 - OTHER LONG/TERM ASSETS

The principal components are set forth below:

		2004	2003
Other long-term assets	Term	THUS$	THUS$

Bond issuance and placement cost		4,823	0
Assets destined for sale (inactive)		116	280
Recoverable long term taxes and commissions		962	3,315
Others		882	923

Total		6,783	4,518

(1) The Company had proceed to reclassified those assets that are paralyzed or destined to be sale; in agreement with the previous, a valuation of those assets at its estimated realization value had been made by an independent valuator.

NOTE 13 – BANK AND FINANCIAL INSTITUTIONS SHORT-TERM

		US Dollar		Other foreign		U.F.		ThCh$ no adjustment		Total
		2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
RUT	Bank o financial institution	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

	Short Term
97,004,000-5	Banco de Chile	0	11,039	0	0	0	2,788	0	0	0	13,827
97,006,000-6	Banco de Crédito e Inversiones	0	6,057	0	0	0	713	0	0	0	6,770
97,041,000-7	BankBoston, N.A.	0	4,040	0	0	0	0	0	0	0	4,040
97,919,000-K	ABN Amro Bank Chile	0	5,030	0	0	0	3,242	0	0	0	8,272
97,042,000-2	HSBC Bank Chile	0	3,637	0	0	0	0	0	0	0	3,637
97,080,000-K	Banco Bice	0	4,041	0	0	0	0	0	0	0	4,041
97,030,000-7	Bancoestado	0	3,010	0	0	0	0	0	0	0	3,010
97,051,000-1	Banco del Desarrollo	4,540	0	0	0	0	0	0	0	4,540	0
97,023,000-9	Corpbanca	0	5,018	0	0	0	0	0	0	0	5,018
Foreign	BankBoston	0	7,558	0	0	0	0	0	0	0	7,558
Foreign	Rabobank	0	5,026	0	0	0	0	0	0	0	5,026
Foreign	Banco Alfa S.A.	0	0	932	547	0	0	0	0	932	547
Foreign	ABN Amro Bank	0	0	0	2,070	0	0	0	0	0	2,070
	Total	4,540	54,456	932	2,617	0	6,743	0	0	5,472	63,816
	Principal owed	4,500	54,099	932	2,617	0	6,743	0	0	5,432	63,459
	Rate	2.77%	2.39%	15.73%	0	0	6.36%	0	0	0	0
	Long Term portion short term
96,658,480-7	Raboinvestment Chile S.A.	2,086	1,090	0	0	0	0	0	0	2,086	1,090
97,006,000-6	Banco de Crédito e Inversiones	39	0	0	0	22	2,232	0	0	61	2,232
Foreign	Security Bank	956	496	0	0	0	0	0	0	956	496
Foreign	Rabobank Nederland	44	0	0	0	0	0	0	0	44	0
Foreign	Dresdner Bank Lateiamerica	2,105	109	0	0	0	0	0	0	2,105	109
Foreign	Citibank N.A.	134	16,958	0	0	0	0	0	0	134	16,958
Foreign	Comerica Bank	4,350	2,221	0	0	0	0	0	0	4,350	2,221
Foreign	Banco de Chile New York Branch	4,384	85	0	0	0	0	0	0	4,384	85
Foreign	The Bank of Nova Scotia	292	288	0	0	0	0	0	0	292	288
Foreign	Banco Rabobank Ireland PLC	0	31,420	0	0	0	0	0	0	0	31,420
Foreign	BankBoston.	0	0	0	91	0	0	0	0	0	91
Foreign	BankBoston. N.A.	1	305	0	0	0	0	0	0	1	305
	Total	14,391	52,972	0	91	22	2,232	0	0	14,413	55,295
	Principal owed	13,518	48,681	0	0	0	2,067	0	0	13,518	50,748
	Rate	2.75%	5.87%	0	0	6.70%	6.70%	0	0	0	0

2004
%

Total amount of liabilities in foreign currency:	15.5500
Total amount of liabilities in local currency:	84.4500

NOTE 14 – BANK AND FINANCIAL INSTITUTIONS LONG-TERM

							Date close actual period		Date close pass period

							Total Long		Total Long
							Term to close		Term to close
			More 1 year	More 2 year	More 3 year	More 5 year	The financial		The financial
		Currency	up to 2 year	up to 3 year	Up to 5 year	Up to 10 year	Statements		Statements
RUT	Bank o financial institution		THUS$	THUS$	THUS$	THUS$	THUS$	Rate	THUS$

	Short Term
96,658,480-7	Raboinvestment Chile S.A.	Dollar	3,750	5,000	2,750	0	11,500	Libor+1.875%	13,500
97,006,000-6	Banco de Credito e Inversiones	Dollar	1,389	2,778	5,556	2,777	12,500	Libor+1.44%	0
97,006,000-6	Banco de Credito e Inversiones	U.F.	2,279	1,138	0	0	3,417	6.70%	5,168
Foreign	Security Bank	Dollar	933	467	0	0	1,400	Libor+1.500%	2,333
Foreign	Dresdner Bank Lanteiamerica	Dollar	2,000	2,000	0	0	4,000	Libor+1.900%	6,000
Foreign	Comerica Bank	Dollar	4,286	4,286	0	0	8,572	Libor+1.350%	12,857
Foreign	Citibank N.A.	Dollar	0	0	0	0	0	Libor+1.000%	41,428
Foreign	Banco de Chile New York Branch	Dollar	4,300	4,300	2,100	0	10,700	Libor+1.250%	15,000
Foreign	The Bank of Nova Scotia	Dollar	7,500	7,500	10,000	0	25,000	Libor+1.150%	25,000
Foreign	Rabobank Nederland	Dollar	2,500	2,500	5,000	2,500	12,500	Libor+1.500%	0
Foreign	Bank Boston	Dollar	0	0	0	0	0	0	68

	Total		28,937	29,969	25,406	5,277	89,589		121,354

2004
%

Total amount of liabilities in foreign currency:	3.80
Total amount of liabilities in local currency:	96.20

The loans granted by Masisa Overseas Ltd and Masisa Inversiones Limitada to the subsidiary Masisa do Brasil Limitada through BankBoston and Banco Itaú BBA S.A, that rise to the amount of US$27,000,000 and of US$ 78,023,218.88 respectively, as shown in “Promissory Notes” issued by BankBoston N.A. Nassau Branch. And in “Notes” issued by Banco Itaú BBA S.A., of which are holders Masisa Overseas Ltd. and Masisa Inversiones Limitada and that are record, besides, in “Repasses de Empréstimo Externo - Contratos de Empréstimo” signed by Masisa do Brasil Limitada of wich are beneficiaries BankBoston Banco Múltiplo S.A. and BankBoston N.A., and in ¨Cédulas de Crédito Bancário - Res.2770¨ which beneficiary is Banco Itaú BBA S.A., are presented reducing the corresponding debts for the same amount that the subsidiary Masisa do Brasil Limitada maintains with BankBoston Multiplo S.A. and BankBoston N.A. and Banco Itaú BBA S.A., in consideration that the documents in which this operations are established allowed to sell out them with the only advise to the bank with the anticipation established in the respective documents.

Additionally and as consequence of the previous, the interests generated by the “Promissory Notes” and the “Notes” and by the “Repasses de Empréstimo Externo – Contratos de Empréstimo” and the “Cédulas de Crédito Bancário – Res.2770” are presented net in the statement of income.

NOTE 15 – SHORT TERM AND LONG TERM BONDS

Banco de Chile: corresponds to the placement of local bonds, issued by Masisa S.A.

Characteristics:

Series A Bond: Corresponds to a maximum of 6.000 titles of UF500 each with a maturity term of 7 years, with a two year grace period for the amortization of principal, accrues interest of 5% annually, compounded, calculated over the base of equal semesters of 180 days beginning December 15, 2003 and which payments will be made June 15 and December 15 of each year. The repayment of principal will be amortized over 10 equal and successive payments beginning June 15, 2006.

Series B Bond: Corresponds to a maximum of 6.000 titles of UF500 each with a maturity term of 21 years, with a seven year grace period for the amortization of principal, accrues interest of 6.25% annually, compounded, calculated over the base of equal semesters of 180 days beginning December 15, 2003 and which payments will be made June 15 and December 15 of each year. The repayment of principal will be amortized over 28 equal and successive payments beginning June 15, 2011.

The maximum aggregate amount placed for the sum of the first issuance of the Series A bond, with charge to the bond line, and the Series B bond, for a fixed amount, will be of UF 4,000,000.

Private Placement: Corresponds to a private placement bonds issued by the subsidiary Masisa Overseas Ltd., and acquired by some of the main Insurance Companies of the United States of America.

Maturities:

Bonds A series : in the previous year corresponds to the ones that became due and liquidated dated 15-05-2003.

Bonds B series: matures in 5 yearly installments of US$9 million, starting on May 15, 2004 and finishing May 15, 2008, and interest are paid every six months in May and November of each year.

Identification Number	Serie	Nominal amount	Currency	Interest	Last Maturity	Periodicity		Value		Place of the transaction
		outstanding				Interest Payment	Capital Payment	06/30/2004	06/30/2003	Chile or Foreign

Short term Portion of Long Term Bond
Private Placement	B	9,000	Dollar	8.06%	14-05-2005	6 Months	Annual	9,378	9,474	Foreign
Banco de Chile	A	0	U.F.	5.00%	15-12-2004	6 Months	6 Months	138	0	Local
Banco de Chile	B	0	U.F.	6.25%	15-12-2004	6 Months	6 Months	48	0	Local
Total Short Term Portion								9,564	9,474
Long Term Bond
Private Placement	B	36,000	Dollar	8.06%	15-05-2008	6 Months	Annual	27,000	36,000	Foreign
Banco de Chile	A	2,500	Dollar	5.00%	15-12-2010	6 Months	6 Months	66,851	0	Local
Banco de Chile	B	702	Dollar	6.25%	15,-12-2004	6 Months	6 Months	18,772	0	Local
Total Long Term Portion								112,623	36,000

NOTE 16 - PROVISIONS AND WRITE-OFFS

a) Allowance for trade accounts receivable, notes receivable, sundry debtors and inventories.

The balance of these allowances amounts to ThCh$3,589 in 2004 (ThCh$3,802 in 2003), which have been deducted from the respective captions.

b) Outstanding provisions at the end of each period:

	2004	2003
Current liabilities	THUS$	THUS$

Provision for vacation	1,411	1,175
Participation	384	9
Gratification	88	124
Audit provision	148	49
Social contribution	60	273
Bonds Provision	49	0
Plan Stoppage Provision	400	430
Import expenses	493	359
Commissions provision exports agents	1,362	1,320
Provision for eventual lower OSB selling price	2,000	0
Invoices to receive for forestry services	659	58
Invoices to receive for selling and administrative services	537	0
Accounts receivable provision	900	0
Other provisions	518	467

Total	9,009	4,264

Long –Term liabilities
Equity investment (negative equity) in
Masnova de México S.A. de C.V.	672	49

Total	672	49

NOTE 17 – OTHER LONG TERM LIABILITIES

	Maturity					More of	Amount
Concepts	2005	2006	2007	2008	2009	2010	2004	2003
ICMS long term tax payable	1,628	2,792	3,170	1,753	0	0	9,343	6,025
Forestry bonifications	0	0	0	0	0	2,990	2,990	2,770
TOTALS	1,628	2,792	3,170	1,753	0	2,990	12,333	8,795

NOTE 18 – MINORITARY INTEREST

The main components of this item are as follows:

	Included in the liabilities		Included in the net income for the
	2004	2003	2004	2003

Forestal Tornagaleones S.A.	37,065	34,879	26	(466)
Forestal Argentina S.A.	27,626	27,595	(112)	(305)

Total	64,691	62,474	(86)	(771)

NOTE 19 - SHAREHOLDERS' EQUITY

a) The movement on capital and reserve accounts during 2004 and 2003 were as follows:

	2004

	Paid-in capital	Reserve de Revalorization de capital	Other Reserves	Reserve for future dividends	Accumulated profit	Accumulated deficit during development period	Current Earning

	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Balance as of December 31	237,022	0	59,706	127,315	18,567	0	9,613
Allocation of income	0	0	0	9,613	0	0	(9,613)
Definitive dividend of the previous exercise	0	0	0	(3,845)	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency translation	0	0	(2,781)	0	0	0	0
Forestry reserves Increase	0	0	(148)	0	0	0	0
Price-level restatement of equity	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	19,785
Balance	237,022	0	56,777	133,083	18,567	0	19,785

	0	0	0	0	0	0	0

	2003

	Paid-in capital	Reserve de Revalorization de capital	Other Reserves	Reserve for future dividends	Accumulated profit	Accumulated deficit during development period	Current Earning

	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Balance as of December 31	237,022	0	47,991	117,157	18,293	0	14,854
Allocation of income	0	0	0	14,854	0	0	(14,854)
Definitive dividend of the previous exercise	0	0	0	(4,422)	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency translation	0	0	3,637	0	0	0	0
Forestry reserves Increase	0	0	2,000	0	0	0	0
Price-level restatement of equity	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	1,673
Balance	237,022	0	53,628	127,589	18,293	0	1,673

Restated balance	237,022	0	53,628	127,589	18,293	0	1,673

b) Numbers of shares

Series	Numbers shares subscribed	Numbers paid shares	Numbers shares with voting rights

Unique	928,514,743	928,514,743	928,514,743

c) Capital (amount THUS$)

Series	Subscribed Capital	Paid Capital

Unique	237,022	237,022

d) Other Reserves

1) Forest Reserves

Are originated in the subsidiaries Masisa do Brasil Limitada, Forestal Tornagaleones S.A. and its subsidiary Forestal Argentina S.A., due to the recognition of the grown in forestry resources. The balance as of June 30, 2004 was THUS$18,779 (THUS$17,803 2003).

2) Reserve for foreign currency translation adjustments

The composition of the accumulated adjustment for exchange differences as of June 30, 2004, corresponds to the balance, calculated as the net difference between the Consumer’s Price Index and the United States dollar at the end of each period of the investments in foreign countries and of the liabilities associated to such investments, according to the Technical Bulletin N°64. The following table depicts such adjustment according to the foreign subsidiary from which it originated. Chilean investments in local functional currency have been included using the same treatment :

In June 2004, Balances are made of:

	Initial balance actualized	Exchange difference originated in the period		Balance as of 06/30/2004
		Investment	Liabilities
	THUS$	THUS$	THUS$	THUS$

Masisa Argentina S.A.	26,068	0	0	26,068
Forestal Argentina S.A.	345	0	0	345
Masisa do Brasil Limitada.	2,741	0	0	2,741
Masisa Mexico S.A. de C.V.	190	0	0	190
Masisa Cabrero S.A.	95	0	0	95
Masisa Partes y Piezas Limitada	(23)	0	0	(23)
Forestal Tornagaleones S.A.	11,363	(2,781)	0	8,582

	40,779	(2,781)	0	37,998

In June 2003, are as follows:

	THUS$	THUS$	THUS$	THUS$

Masisa Argentina S.A.	26,068	0	0	26,068
Forestal Argentina S.A.	3,094	0	0	3,094
Masisa do Brasil Limitada.	2,741	0	0	2,741
Masisa Mexico S.A.de C.V.	190	0	0	190
Masisa Cabrero S.A.	95	0	0	95
Masisa Partes y Piezas Limitada	0	(3)	0	(3)
Forestal Tornagaleones S.A.	0	3,640	0	3,640

	32,188	3,637	0	35,825

Capital Increase

There have been no changes in capital during these periods.

Dividend Policy

The annual dividend policy of Masisa S.A. corresponds to the distribution of not less than 30% and not more than a 50% of the Net Income of the period.

Dividend Paid

The following table depicts the dividends that the shareholders meeting agreed during the years 2004 and 2003:

Dividend	Date of payment	Dividend per Share	Historical Dividend	Dividend per Share	Dividend
		CH$	THCh$	US$ per Share	THUS$

2003
N° 33	May, 2004	0	0	0.004141098	3,845.07

2002
N° 32	May, 2003	3.37497	3,133,706	0	0

NOTE 20 – OTHERS NON OPERATING INCOME AND EXPENSES

a) Other non operating income:

The main concepts and balances under this heading are as follows:

	2004	2003
	THUS$	THUS$

Service income	21	0
Insurance reimbursement	0	52
Industrial facility lease	382	256
Shares sales profit	0	45
Profits for sales of fixed assets, raw materials, spare parts and materials	115	164
Other	18	117

Total	536	634

b) Other non-operating expenses:

The main concepts and balances under this heading are as follows:

	2004	2003
	THUS$	THUS$

Allowance for doubtful accounts	58	0
Provision for non operating accounts receivable	900	0
Cost of industrial facility lease	127	51
Paralyzed asset depreciation and other fixed expenses	324	288
Temporary industrial facility paralyzation	60	140
Patents	189	0
Donations	16	17
Other	136	102

Total	1,810	598

NOTE 21 – EXCHANGE DIFFERENCES - FOREIGN CURRENCY

The breakdown of all foreign currency accounts is as follows:

		Amount

Account	Currency	06/30/2004	06/30/2003

Cash and others	Th Ch$	288	(6)
Cash and others	Real	80	(282)
Cash and others	Mexican pesos	(448)	(156)
Cash and others	Argentine pesos	(155)	(189)
Accounts receivable	Mexican pesos	(204)	(29)
Accounts receivable	Th Ch$	(1,219)	512
Accounts receivable	Real	(862)	865
Accounts receivable	Argentine pesos	(33)	307
Others monetary assets	Real	(574)	118
Others monetary assets	Th Ch$	(1,060)	826
Others monetary assets	Mexican pesos	428	(1,080)
Others monetary assets	Argentine pesos	(58)	232

Total (debit) / credit		(3,817)	1,118

Bank loans	Argentine pesos	(4)	0
Bank loans	Real	(217)	(259)
Bank loans	U.F.	723	144
Obligaciones con el público	U.F.	5,616	0
Accounts payable	Th Ch$	71	(333)
Accounts payable	Real	311	0
Accounts payable	Argentine pesos	(95)	(671)
Others monetary liabilities	Argentine pesos	90	0
Others monetary liabilities	Th Ch$	(82)	0
Others monetary liabilities	Mexican pesos	(78)	115
Others monetary liabilities	Real	873	(344)

Total (debit) / credit		7,208	(1,348)

Total		3,391	(230)

NOTE 22 – DEBT AND EQUITY ISSUANCE AND PLACEMENT EXPENSES

Bond issuance and placement expenses
The composition of the associated capitalized expenses included in other current assets and other long term assets are the following:

	2004	2003
	THUS$	THUS$

Discounted amount of bond placement	4,458	0
Issuance taxes	1,382	0
Placement commission	85	0
Risk classification report	33	0
Registration and inscription rights	12	0
Legal fees	11	0
Other	3	0
Amortization bonds issuance and placement expenses	(472)	0

Total	5,512	0

The charge to the statement of income was of THUS$440.

NOTE 23 – DERIVATIVES (HEDGES AND SWAPS)

				Description of the contract				Protected Value	Affected Account
Type	Contract	Value	Maturity	Class	Buy/Sale	Name	Amount		Name	amount	Paid in	Not paid in
S	CCPE	15,000	4 Quarter 2006	Interest Rate	B	Long Term Debt	15,177	15,043	Due to banks and financial institutions	134	(134)	0

NOTE 24 – CONTINGENCIES AND COVENANTS - GUARANTEES

The Contingencies and Covenants assumed by the Company as of the end of the periods are detailed as follows:

- Forestal Tornagaleones S.A.
a) Guarantees

b) Direct Guarantees
On October 15, 1998 the subsidiary subscribed a loan with Rabobank Investments Chile S.A., which was guaranteed with land and plantations. The book value of those plantations as of June 30, 2004 is THUS$16,478 and the value of the land was THUS$4,533. In addition, the agreement includes other clauses normally used in this kind of transactions.

c) Indirect Guarantees
During 2001, the subsidiary became a joint and several debtor in favor of the Banco Dresdner and Banco Security issued to the subsidiary Forestal Argentina S.A. by the bank. The loan was used to finance new plantations, purchase of land and rescheduling of its financial debt. Additionally the loan agreement with the Banco Dresdner establishes for the guarantor some normal obligations for this kind of operations, which are applicable on the same terms and conditions as the Banco Security credit guarantee. In light of the above, Banco Security placed certain obligations considered normal for this type of agreement on Forestal Tornagaleones S.A. as the guarantor of the Forestal Argentina S.A. loan as of the above date.

In June 2004, Masisa S.A. substituted and replaced Forestal Tornagaleones S.A. as guarantor of the Dresdner Bank loan which was modified as of the same date.

d) Trials
As of June 30 2004, the company have an award of damages trial against it. The plaintiff claims for CH$404,000,000 because of damages in lands of his property made by, in opinion of the plaintiff, Forestal Tornagaleones S.A. On September 22, 2003, an initial sentence was given limiting the scope of claimed damages but the amount of compensation was not determined. The sentence was appealed by the Company and on January 19, 2004, the Appeals Court of Valdivia reviewed the lawsuit against the Company, revoked the sentence and rejected it in its entirety with costs. The accuser presented a demand limiting his pretensions to $60,000,000 ($40,000,000 for unemployed profit and $20,000,000 for moral harm). The demand mentioned is still pending. In light of the judgement reached by the Court of Appeals in Valdivia, the Company’s council does not believe the chance of success of the accuser are very great.

- Masisa S.A.

a) Local bonds issuance and placement

The contract relating to the issuance and placement of the bonds by Masisa in the local market establishes for Masisa and its subsidiaries certain obligations that are normal for this type of transaction. Among the terms and conditions specifically indicated in the respective bond issuance contract are: the maintenance of insurance covering the principal assets according to industry standards; providing to the bond holders a copy of the individual and consolidated finacial statements, both quarterly and anually, of the issuer and its subsidiaries that correspond to the rules aplicable to public corporations, and copies of risk clasification reports; maintain current the accounting of the issuer and its subsidiaries; conduct arms length transactions with its subsidiaries; prohibits providing financing to any entity of the group that is not the issuer or subsiduary of the issuer; maintain on a quarterly basis, beginning December 31, 2003, a level of indebtedness, defined as the ratio of liabilities to shareholders equity, and measured using the values provided in both its consolidated and individual financial statements, no greater thatn .9 times, according to the terms and conditions that are established in the bond issuance contracts, respectivley.

b) Indirect Guarantees

On March 18, 2004, the Company became a co-debt holder and signatory to Banco Dresdner for the loan received from the said bank in 2001 by the Company’s subsidiary Forestal Argentina S.A. The loan was designated for financing of new plantations, the purchase of land and the restructuring of its financial debt. As of the same date, the loan agreement was modified and establishes for Masisa S.A. as guarantor, certain normal obligations for this type of agreement.

The Company is in compliance with all of these obligations as of the date of the financial statements.

- Masisa Overseas Ltd.
The Company and its subsidiary Masisa Argentina S.A. and Maderas y Sintéticos de México S.A. de C.V., had granted loans subscribed by the subsidiary Masisa Overseas Ltd. This loans establishes the fulfillment of some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  Maintenance of Properties needed for the normal course of business.

  The forbiddance to giving some guarantees over their assets, with the exception of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.

  The fulfillment of the “Covenants” established in other loans agreements of the Company and/or its subsidiaries - “Cross default”.

  The forbiddance to sell, rent, transfer or other kind of alienation of the company’s assets with the exception of the ones the company commercialize in their ordinary course of business and those assets sells at markets values.

  The forbiddance to make some speculative transactions over commodities and/or forwards., and, other “Covenants” individualized afterwards.

The obligations relative to financial indexes must be calculated over a consolidated financial statement basis

1.- Promissory Notes from Private Placement

In connection with loans obtained in a private placement in the United States, by the Company subsidiary, Masisa Overseas Ltd, Masisa S.A. is committed to maintain certain obligations that are normal in this kind of agreement, such as the ones summarized as follows, in the specific terms and conditions as appears in the respective loan agreement:

  Compliance with all laws

  Maintenance of insurance on properties and businesses

  Maintenance of properties in good repair, working order and condition

  Compliance with financial indexes

  Leverage Ratio not higher than 1

  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to the sum of ThUS$236,601.

  Financial expenses index not lower than 1.5 ( result before financial expenses and taxes over financial expenses)

  Maintenance of the 100.00% of the ownership in the shareholders’ equity of Masisa Overseas Limited and 66.6% of Masisa Argentina S.A.

  Forbiddance to some transactions with related parties

  Make extensible to the owners of the bonds the new real guarantees that Masisa S.A. and/or their subsidiaries establishes in favor of third parties to guarantee new debts or the ones existing at the day of the contract, with different exceptions, including the ones that have to be make for the normal flow of the business, the ones that have to be make to guarantee the prices account balance of new acquisitions; the ones that are related to letter of Credit, between others.

2.- Comerica Bank

The loan entered by the Company with Comerica Bank for MMUS$15, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company must maintain e insurance over their principal assets following the industry standards.

  The Company must maintain updated accounting books for the parent and its branches companies.

  The Company must follows the current laws and regulations.

  The Company must accomplish and pay all the obligations derivate of loan agreements.

  Maintenance of the normal continuousness of the Company

  The forbiddance to some guarantees over their assets, with the exception of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.

  To do transactions with the branch subsidiaries at market conditions.

  The forbiddance to merge the company with any other firm, end or dissolve it, and to sell or rent the full or an important amount of it assets, properties or business, except in the conditions settled in the agreement.

  To limit the indebtedness and lending grants in accordance to the conditions settled in the contract

  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to MMUS$345.

  The Company must maintain a hedge over financial expenses not lower than 3 .

  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

3.- Banco de Chile

The loan entered by the Company with The Banco de Chile for MMUS$15, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

  The Company must maintain a hedge over financial expenses not lower than 3 .

  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to MMUS$345.

  The forbiddance to sell, rent, transfer or other kind of alienation of the company’s participation in the property of its subsidiaries, except in the conditions settled in the agreement.

  The forbiddance to giving some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

4.- The Bank of Nova Scotia

The loan entered by the Company with The Bank of Nova Scotia for MMUS$25, in which Scotiabank Sud Americano acted as agent, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

  The Company must maintain a hedge over financial expenses not lower than 3 .

  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to UF 14,800,000.

  The forbiddance to sell, rent, transfer or other kind of alienation of the company’s participation in the property of its subsidiaries, except in the conditions settled in the agreement.

  The forbiddance to giving some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.

  The forbiddance to grant loans to its shareholders for operations out of the normal course of the business.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

5.- Citibank N.A.

In December 2003, the Company paid its outstanding debt of US$58 million with Citibank N.A. and was consequently free of all obligations with the respective contract.

The credit contracts of Masisa Overseas Ltd. Before individualized, establish acceleration clauses en case of noncompliance with any of its obligations.

- Masisa Argentina S.A.

The parent society has granted loans obtained by its subsidiary Masisa Argentina S.A.. This loans establishes some obligations that are normal in this kind of agreements, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreements. The obligations related to financial indexes must be calculated over a consolidated basis.

1.- Rabobank Nederland

The loan entered by Masisa Argentina S.A. with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) for MMUS$12.5, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:
Maintenance of the normal continuousness of the Company, maintenance of Properties needed for the normal course of business, the Company must follows the current laws and regulations, send opportunely the financial information of the Company, the Company must maintain e insurance over their principal assets following the industry standards, the Company must maintain a Leverage Ratio not higher than 0,9 times, the Company must maintain a hedge over financial expenses not lower than 3; The Company must maintain Consolidated Tangible Net Worth of not less than an amount equal to MMUS$345, the forbiddance to some guarantees over their assets except in the conditions settled in the agreement, to do transactions with related parties at market conditions, forbiddance to make loans to any entity of the entrepreneurial group which is not the issuing company or any of its subsidiaries or allied.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

2.- Banco de Crédito e Inversiones

The loan entered by Masisa Argentina S.A. with Banco de Crédito e Inversiones for MMUS$12.5, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:
Maintenance of the normal continuousness of the Company, send opportunely the financial information of the Company, the Company must maintain e insurance over their principal assets following the industry standards, the Company must maintain a Leverage Ratio not higher than 0,9 times, the Company must maintain a hedge over financial expenses not lower than 3, the Company must maintain Consolidated Tangible Net Worth of not less than an amount equal to MMUS$345, the forbiddance to some guarantees over their assets except in the conditions settled in the agreement.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

- Inversiones Coronel Limitada

Dated may 30th 2002, was received from the Servicio de Impuestos Internos (Taxes Government Office) a liquidation of THCH$406,545 due to supposed differences in the determination of the income taxes. The Company have not made provisions accounts for this concept due to that, in aggregate the advisers considers that the claim presented by the company contains the necessary elements to leave without effect that liquidation.

- Forestal Argentina S.A.

The loans entered by the Company with Banco Dredner A.G. and Banco Security and received during 2001 include some obligations that are normal in this kind of agreement. With respect to the Banco Security credit, the same terms and obligations apply as the terms and obligations indicated in the contract with Banco Dresdner.

As of the date above, the covenants affecting the Company were as follows:

  The ratio between EBITDA and financial expenses must be higher or equal to 1.2 times.

  Maintenance of a shareholder’s equity not lower than US$ 37,000,000

In case of a default in any obligation, any of the banks could demand the immediate payment of the debt, as if were of past due date and currently due, all of this, notwithstanding the others Banks rights.

The following table resumes the contingencies and covenants and guarantees assumed by the company

Institution	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
	Name	Relation		Type	Account value	06/30/2004	06/30/2003	06/30/2005	Assets	06/30/2006	Assets	06/30/2007	Assets
Raboinvestments Chile S.A.	Forestal Tornagaleones S.A.	Subsidiary	Suretyship	Net Worth	13,586	13,586	14,290	5,836	0	5,000	0	2,750	0
Security Bank	Forestal Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	2,356	2,356	2,829	1,889	0	467	0	0	0
Dresdner Bank Lanteiamerica	Forestal Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	6,105	6,105	6,109	4,105	0	2,000	0	0	0
Banco de Chile New	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	15,084	15,084	17,080	8,684	0	4,300	0	2,100	0
Comerica Bank	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	12,922	12,922	15,078	8,636	0	4,286	0	0	0
Citibank N.A.	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	134	134	58,386	134	0	0	0	0	0
The Bank of Nova Scotia	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	25,292	25,292	25,288	7,792	0	7,500	0	10,000	0
Private Placement	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	36,378	36,378	45,474	9,474	0	9,000	0	9,000	0
Banco Alfa S.A.	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Suretyship	Net Worth	932	932	547	932	0	0	0	0	0
ABN Amro Bank	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Suretyship	Net Worth	0	0	2,070	0	0	0	0	0	0
Banco de Credito e Inversiones	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	12,539	12,539	0	1,428	0	2,778	0	5,556	0
Rabobank Nederland	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	12,544	12,544	0	2,544	0	2,500	0	5,000	0
BankBoston	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	0	0	91	0	0	0	0	0	0
Banco del Desarrollo	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	4,540	4,540	0	4,540	0	0	0	0	0
Banco de Boston	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	1	1	7,936	1	0	0	0	0	0

NOTE 25 –LIENS OBTAINED FROM THIRD PARTIES

Masisa S.A.

The Company has received guarantees, such as pledges, mortgages, endorsements of loan insurance policies, special mandates, surety bonds to guarantee repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to THUS$2,234 and credit insurance for MUS$8,814 (THUS$6,019 in 2003).

Forestal Tornagaleones S.A.

Tornagaleones has received guarantees to secure repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to THUS$148 at June 30, 2004. (THUS$262 in 2003)

NOTE 26 – NATIONAL AND FOREIGN CURRENCY

a) Assets

The breakdown of all foreign currency accounts is as follows:

		Amount

Account	Currency	06/30/2004	06/30/2003

Cash	ThCh$ not adjustable	385	9,825
Cash	US$	1,552	1,369
Cash	ThAr$	592	988
Cash	Re	853	847
Cash	Euro	15	0
Cash	Mexican pesos	1,266	157
Cash	Sol	0	2
Time deposit	US$	5,911	4,693
Account receivable	ThCh$ not adjustable	15,216	15,406
Account receivable	US$	27,455	14,086
Account receivable	ThAr$	1,313	1,454
Account receivable	Sol	0	17
Account receivable	Re	14,104	11,020
Account receivable	Mexican pesos	13,467	7,972
Account receivable	Euro	58	0
Notes receivable	ThCh$ not adjustable	3,280	2,032
Notes receivable	US$	2,908	3,559
Notes receivable	ThAr$	1,819	1,096
Sundry debtors	ThCh$ not adjustable	1,778	1,580
Sundry debtors	U.F.	199	0
Sundry debtors	US$	87	998
Sundry debtors	ThAr$	1,205	657
Sundry debtors	Re	1,481	1,006
Sundry debtors	Mexican pesos	97	93
Sundry debtors	Other currencies	206	180
Notes and accounts receivable from related companies	US$	1,951	3,818
Notes and accounts receivable from related companies	ThCh$ not adjustable	604	0
Inventories	Adjustable ThCh$	4,823	4,135
Inventories	US$	67,931	68,814
Inventories	ThAr$	2,119	0
Recoverable taxes	Adjustable ThCh$	205	333
Recoverable taxes	US$	2,275	3,085
Recoverable taxes	ThAr$	5,482	5,161
Recoverable taxes	Sol	0	133
Recoverable taxes	Re	394	939
Recoverable taxes	Mexican pesos	1,841	2,024
Prepaid expenses	ThCh$ not adjustable	2,653	1,483
Prepaid expenses	US$	388	319
Prepaid expenses	ThAr$	494	254
Prepaid expenses	Sol	0	6
Prepaid expenses	Re	686	602
Prepaid expenses	Mexican pesos	0	100
Deferred taxes	US$	1,474	1,355
Others currents assets	US$	0	31,409
Fixed assets	Adjustable ThCh$	83,096	114,227
Fixed assets	US$	546,886	514,250
Investments in other companies	Adjustable ThCh$	6	5
Investments in other companies	US$	4	4
Goodwill	US$	1,377	1,258
Negative goodwill	US$	(1,804)	(1,955)
Long term receivables	US$	797	511
Long term receivables	ThCh$ not adjustable	0	378
Long term receivables	ThAr$	182	0
Long term receivables	Re	0	518
Notes and accounts receivables from related companies	US$	3,297	3,110
Others	U.F.	5,112	0
Others	ThCh$ not adjustable	578	448
Others	ThAr$	754	3,470
Others	Adjustable ThCh$	217	0
Others	Mexican pesos	122	600
Total Assets
	ThCh$ not adjustable	24,494	31,152
	US$	662,489	650,683
	ThAr$	13,960	13,080
	Re	17,518	14,932
	Euro	73	0
	Mexican pesos	16,793	10,946
	Sol	0	158
	U.F.	5,311	0
	Other currencies	206	180
	Adjustable ThCh$	88,347	118,700

b) Currents Liabilities

The breakdown of all foreign currency accounts is as follows:

		Until 90 days				90 days to 1 year

		06/30/2004		06/30/2003		06/30/2004		06/30/2003

Account	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate

Due to banks and financial institutions short/term	U.F.	0	0	6,743	6.36%	0	0	0	0
Due to banks and financial institutions short/term	US$	4,536	2.21%	9,056	2.21%	4	2.21%	45,400	2.21%
Due to banks and financial institutions short/term	Re	932	15.73%	2,617	0	0	0	0	0
Short/term portion of long/term liabilities to banks and financial institutions	U.F.	22	0	1,198	6.70%	0	0	1,034	0
Short/term portion of long/term liabilities to banks and financial institutions	US$	1,475	2.69%	533	3.26%	12,916	2.69%	52,439	5.87%
Short/term portion of long/term liabilities to banks and financial institutions	ThAr$	0	0	25	0	0	0	66	0
Short term portion of long term Bond	US$	0	0	0	0	9,564	0	9,474	0
Long/term liabilities due within one year	US$	271	0	72	0	0	0	252	0
Dividends payable	ThCh$ not adjustable	0	0	140	0	163	0	0	0
Accounts payable	ThCh$ not adjustable	6,550	0	6,621	0	0	0	647	0
Accounts payable	US$	9,226	0	7,073	0	0	0	0	0
Accounts payable	ThAr$	2,411	0	2,915	0	0	0	195	0
Accounts payable	Re	2,335	0	2,743	0	0	0	0	0
Accounts payable	Other currencies	544	0	1,450	0	0	0	0	0
Accounts payable	Mexican pesos	1,119	0	1,594	0	0	0	0	0
Notes payable	ThAr$	586	0	0	0	0	0	0	0
Sundry creditors	ThCh$ not adjustable	559	0	0	0	0	0	7	0
Sundry creditors	US$	907	0	978	0	0	0	0	0
Sundry creditors	ThAr$	0	0	27	0	0	0	0	0
Notes and accounts payable to related companies	ThCh$ not adjustable	0	0	695	0	0	0	0	0
Notes and accounts payable to related companies	US$	3,445	0	3,064	0	162	0	0	0
Provisions	ThCh$ not adjustable	2,089	0	910	0	0	0	1,362	0
Provisions	US$	942	0	0	0	1,608	0	0	0
Provisions	ThAr$	194	0	0	0	29	0	0	0
Provisions	Re	3,473	0	520	0	0	0	0	0
Provisions	Other currencies	674	0	1,147	0	0	0	325	0
Withholdings	ThCh$ not adjustable	577	0	60	0	0	0	0	0
Withholdings	US$	6	0	645	0	0	0	0	0
Withholdings	ThAr$	709	0	5	0	0	0	0	0
Withholdings	Re	589	0	1,028	0	0	0	0	0
Withholdings	Other currencies	253	0	568	0	0	0	0	0
Unearned income	US$	1	0	45	0	0	0	0	0
Other currents payable	ThAr$	0	0	825	0	0	0	0	0
Other currents payable	US$	0	0	11	0	0	0	0	0

Total current liabilities
	U.F.	22	0	7,941	0	0	0	1,034	0
	US$	20,809	0	21,477	0	24,254	0	107,565	0
	Re	7,329	0	6,908	0	0	0	0	0
	ThAr$	3,900	0	3,797	0	29	0	261	0
	ThCh$ not adjustable	9,775	0	8,426	0	163	0	2,016	0
	Other currencies	1,471	0	3,165	0	0	0	325	0
	Mexican pesos	1,119	0	1,594	0	0	0	0	0

c) Long-Term Liabilities

Present period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year

Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Due to banks and financial institutions	U.F.	3,417	6.70%	0	0	0	0	0	0
Due to banks and financial institutions	US$	56,322	Libor+1.5%	24,850	Libor+1.5%	5,000	Libor+1.5%	0	0
Bonds	U.F.	20,055	5.30%	26,740	5.30%	24,748	5.30%	14,080	5.30%
Bonds	US$	18,000	8.06%	9,000	8.06%	0	0	0	0
Sundry creditors	ThCh$ not adjustable	36	0	0	0	0	0	0	0
Provisions	US$	672	0	0	0	0	0	0	0
Deferred taxes	US$	0	0	0	0	0	0	5,481	0
Deferred taxes	ThCh$ not adjustable	0	0	0	0	4,864	0	0	0
Deferred taxes	ThAr$	0	0	696	0	244	0	0	0
Deferred taxes	Mexican pesos	3,857	0	0	0	0	0	0	0
Other liabilities	ThCh$ not adjustable	0	0	0	0	0	0	1,311	0
Other liabilities	Re	7,590	0	1,753	0	0	0	0	0
Other liabilities	ThAr$	0	0	0	0	0	0	1,679	0
Total long-term liabilities
	U.F.	23,472	0	26,740	0	24,748	0	14,080	0
	US$	74,994	0	33,850	0	5,000	0	5,481	0
	ThCh$ not adjustable	36	0	0	0	4,864	0	1,311	0
	ThAr$	0	0	696	0	244	0	1,679	0
	Mexican pesos	3,857	0	0	0	0	0	0	0
	Re	7,590	0	1,753	0	0	0	0	0

Past period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year

Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Due to banks and financial institutions	U.F.	4,135	6.70%	1,034	6.70%	0	0	0	0
Due to banks and financial institutions	US$	76,932	2.60%	39,187	2.70%	0	0	0	0
Due to banks and financial institutions	ThAr$	66	0	0	0	0	0	0	0
Bonds	US$	18,000	8.06%	18,000	8.06%	0	0	0	0
Sundry creditors	ThCh$ not adjustable	19	0	0	0	0	0	0	0
Sundry creditors	US$	275	10.50%	0	0	0	0	0	0
Provisions	US$	0	0	0	0	0	0	49	0
Deferred taxes	ThCh$ not adjustable	0	0	0	0	0	0	2,191	0
Deferred taxes	US$	0	0	0	0	0	0	4,547	0
Deferred taxes	ThAr$	0	0	0	0	0	0	1,403	0
Other liabilities	ThCh$ not adjustable	0	0	0	0	0	0	1,449	0
Other liabilities	ThAr$	0	0	0	0	1,321	0	0	0
Other liabilities	Re	2,525	0	3,500	0	0	0	0	0
Total long-term liabilities
	U.F.	4,135	0	1,034	0	0	0	0	0
	US$	95,207	0	57,187	0	0	0	4,596	0
	ThAr$	66	0	0	0	1,321	0	1,403	0
	Re	2,525	0	3,500	0	0	0	0	0
	ThCh$ not adjustable	19	0	0	0	0	0	3,640	0

NOTE 27 – SANCTIONS

During the period covered by this financial statements, the Superintendencia de Valores y Seguros no has not applied any type of sanction to the Company, nor to its Directors or the Chief Executive Officer of the Company.

NOTE 28 – SUBSEQUENT EVENTS

Between June 30, 2004 and the emission date of this financial statements (July 23, 2004), no significant event that affects the financial situation of the company have taken place.

NOTE 29 – ENVIRONMENTAL

ENVIRONMENTAL CONSOLIDATED NOTE AS OF JUNE 30 2004

The company focuses its environmental policies through 2 perspectives,

1) Legal Aspects
Concentrate all subjects related to authorization requests and certifications related to environmental matters.

2) Environmental management and Clean production
Under the concept that each process may be improved through an responsible y adequate environmental management, the company is constantly evaluating and developing projects to reduce cost and wastes in its production processes to accomplish the efficient manage of the resources, and finally, the implementation of the Environmental Management System Certification under international standards.
The company has committed the following investments in its operating processes related to the environmental subject, Current Projects as of June,30, 2004

Masisa Argentina S.A. – Concordia facility

Implementation of the norm ISO 14001 . Budget THUS$91.64 Invested THUS$90.74

  Masisa Chile

Certification SCS implementation (Scientific Certification System) MDF facilities, Argentina, Brazil and Chile. Budget THCH$40.000 Invested THCH$33.63.

Masisa Brazil

Replacement of the natural gas by wood residuals, in the dust factory. Change of non renewal energy for a renewal one. Budget THUS$1,075.40 Invested THUS$1,023.52. Improvements SGI – ISO 14001 e OSAS 18001. Budget actual THUS$225.95 Invested THUS$225.25.

Lubricants warehouse – Improvements in warehouse with security and environmental goals. Actual budget: ThUS$4.00; Invested: THUS$3.18.

General improvements Ponta Grossa plant - Improvements in Ponta Grossa plant with security and health goals. Actual budget : THUS$111.40; Invested: THUS$10.58.

Masisa Mexico – Durango facility

Control of dust burn L-2 (eliminates partially the use of petroleum ). The environmental effect consists of reduce environmental pollution for combustion gases
Budget THUS$ 10.00 Investment THUS$8.37

Implementation and Certification of the SGA ISO 14,001 and of the OHSAS Security System. Budget THUS$75.00 Invested US$20.34. Only one ADI was created for the environmental and security certification.

Forestal Argentina S.A.

The subsidiary Forestal Argentina S.A. has incurred in expenses THUS$44.8 during the first half of 2004 on environmental protection. These investments are part of an integrated system of environmental management that has been implemented and will be certified during 2004.

En the region of Corrientes, a study of 6 new sites was completed and are ready to be institutionalized as new Natural Reserves; and the same is also true for the properties La Flroida II, Santo Domingo, La Yunta, Tres Cerros and Buena Vista II that together total approximately 2,500 hectares of reserves. Also, the necessary work was completed to establish a biological corridor from the Ayui Nature Reserve and an interpretive manual was written.

Measurement and objectives and environmental programs were defined for the Environmental Management System.

Among the firsts are included: water supervision for human consumption; gas emissions in machinery, annual burnt surface, land ocupation index, agrochemical products consumption, time reaching fires, etc.. Among the programs objectives are: improvement in environmental conditions in camps, improvement in agrochemical management, improvement in fire management, environmental impact study, reduction/alteration of harvesting surfaces and developing of waste management programs.

The environmental impact monitoring continued en the Buena Vista II property and some of the measurement variables were extended to other properties.

Forestal Tornagaleones S.A.

From April 2001, this subsidiary started the ISO 14001 certification process, that implies the creation of an environment management system. During 2002 exercise, the implementation and evaluation of this System continues, looking forward to the auditing Certification in the 2003 exercise.

Dated may 28 2003, the Company submit its Environmental Management System (SGA) developed and implemented during 2002, to the initial Certification auditing. The development and evaluation of the SGA in conformity with the ISO 14,001 Norm was done by the company Det Norske Veritas and certified by the Dutch organism RVA.
This ended in the ISO 14,001 Certification for the next three years, of the environmental management of the processes of the Company that includes the “Establishment, manage and harvest of its forests”.

Since July 2003, the Company started the development of an integral manage plan that involves the principles of ¨Forest Stewardship Council (FSC) and the design of a Security and Work Health Management system (SGSSO) based on norm OSHAS 18001.

As of December 12, 2003, the Company has begun the initial auditing of sustainable management. The development and evaluation of the Company’s compliance with the FSC principles was conducted and certified by the English company, Woodmark Soil Association.

On February 4, 2004, the Company certified the sustainable forest management of its forest plantations under the FSC standard. The certification involved the following products: peeling, saw and pulp logs from native species, Eucalyptus and Radiata Pine. Immediately following, the development of a work plan was initiated in order to certify the custodial chain of saw logs of Radiata Pine for the production of rotary veneer. At the same time, the implementation of the integrated management system has continued which combines the Company’s environmental, social, health and occupational security management. The system will be submitted during the current year to the certification auditor of the OHSAS 18,001 Occupational Health and Safety Management Systems.

In addition a management system to guarantee the custody of certified wood has been implemented , process that will be submitted to evaluation for the certification of the Custody Chain FSC on August 15, 2004.

For the development and implementation of this project, the Company has spent, as of the current date, THUS$302.32 (THUS$77.31 en 2002, THUS$125.83 in 2003 and THUS$99.18 in 2004). The budget committed for 2004 is approximately THUS$167.31.

ISO 14001Project - Ended 2004 (and 2003)

Masisa Chile

Implementation and Certification by the ISO 14001 International Norm of the Environment Management Systems of all the industrial facilities, the development and evaluation in conformity of the SGA with the norm ISO 14001 was done by the Empresa Det Norske Veritas y certified by the Dutch organization RVA.

-  Chiguayante facility: Certified on 11.11.2003. Budget THUS$51.98 Invested THUS$38.11.

-  Mapal facility: Certified on 26.11.2003. Budget THUS$72.58 Invested THUS$71.14.

-  Ranco facility: Certified on 31.10.2003. Budget THUS$73.37 Invested THUS$73.39.

-  Puschmann facility: Certified on 24.04.2003. Budget THUS$26.41 Invested THUS$21.95.

-  Cabrero facility: Certified on 20.08.2003. Budget THUS$24.07 Invested THUS$8.72.

Projects Ended 2004

Masisa Argentina – Planta Concordia

Ventilation system for particle boards shed 1 and 2. Budget THUS$95.00 Invested THUS$95.14.

Masisa Brazil

Implementation and Certification of the SGA ISO 14,001. Budget THUS$146.64 Invested THUS$137.60

Masisa Mexico – Durango facility

Change of transport chain under cyclones L-2. The environmental effect consists of reduce environmental pollution.
Budget THUS$15.00 Investment THUS$12.43.
Change of feeding band sifter L-1. The environmental effect consists of reduce environmental pollution.
Budget THUS$10.00 Investment THUS$8.80.
Change of covers and ducts with chios escape L-1 and L-2. The environmental effect consists of reduce environmental pollution.
Budget THUS$12.00 Investment THUS$10.99
Chips transport to dryer L-1. The environmental effect consists of reduce environmental pollution.
Budget THUS$15.00 Investment THUS$12.46
Reduction of formaldehyde emissions in presses L-1 and L-2.

Labor environmental effect reducing formaldehydes emissions inside the nave and making more efficient the discharge outside it, besides a stand for the operator of the L-1 will be constructed in order to isolate him of the direct exposure to formaldehydes emissions.
Budget L-1: THUS$70.00 Investment THUS$70.63.
Connection Line 2 Dryer –Line 1 Dries Silos
Environmental effect: diesel consumption reduction and emissions reduction to the atmosphere stopping line 1 dryer.
Budget THUS$712.73 Invested THUS$713.80.

Diverse Projects ended in 2003

Closing shed construction in sawdust unload and storing zone, avoiding the scattering of the dust during the unload. Budget THUS$23.56 Invested THUS$24.87.

Rain waters drain construction in Rucci street, avoiding this waters to flow into neighbors houses and lands. Budget THUS$ 38.00 Investment THUS$38.102.

Enlargement of the liquid effluent plant; allowing bigger operating reliability to the primary effluent plant. Budget THUS$ 90.00 Investment THUS$92.93.

Change in the reception bucket of the energy plant; allows the reception of wood residuals in order to use them as fuel, avoiding residuals piles formation that produce dust. Budget THUS$7.50 Investment THUS$7.46.
Closing of rejection walls zone, in particle board drier yard, this contains dust in certain stages of the process. Budget THUS$ 5.75 Investment THUS$5.75.

Plantation of two new green curtains (approx. 2,000 trees of different kind) inside the plant, parallels to Rucci street, in order to bring additional barrier to noise and wind. Budget THUS$7.76. Investment THUS$5.08.
Increase in the industrial effluents plant of the MDF line in order to improve the effluents. Budget THUS$90.00. Investment THUS$92.88.

Construction of pluvial pipes to improve the Rucci street drained, sawdust shed closing to lower the air contamination, waste chipper machine incorporating them to the process. Budget THUS$97.05 Invested THUS$105.20.

Masisa Chile

Projects destined to reduce environmental pollution:

Riles pond agitator, Cabrero facility. Budget THUS$17.09 Invested THUS$14.43.

Chip’s water wash clean. Budget THUS$48.12 Invested THUS$45.00

Mud press sheet clean, Cabrero . Budget THUS$26.00 Invested THUS$23.78.

Rain waters evacuation, Puschmann . ISO 14001 Norm Budget THUS$9.23 Invested THUS$9.41.

Improvements in formaldehyde gases evacuation. Budget THUS$8.03 Invested THUS$6.32.

Containers construction. ISO 14001 Norm. Budget THUS$5.92 Invested THUS$5.08

Contractor’s cafeteria and sewage improvement, Puschmann. Budget THUS$1.49 Invested THUS$1.14

Masisa Mexico

Production offices (1 and 2 floor), technical archive, training, internet and laboratory rooms
With the purpose of improve the health conditions and social welfare of the workers.
Budget THUS$125.00 Investment THUS$124.96.

Habilitation Sander L-1. (Project ended)
Optimization of hand work and electric energy reducing from 2 sanding lines to only one, improvement in dust aspiration (reduction of environmental pollution).
Budget: THUS$489.37 Invested: THUS$460.81

Green Zone. (Project ended)
Optimum classification of raw materials and modification of transport to reduce environmental pollution.
Budget: THUS$916.25 Invested: THUS$736.88.

Change of sieve and clasificator (Project ended)
The environmental effect consists of reduce environmental pollution, with the separation of the dust to send it to the burner and use it as fuel, besides the reduction of the use of fuel, reduces fuel emissions. Optimization in the resin consume.
Budget: THUS$737.67 Invested: THUS$728.87.

Isolation of termic oil ducts in presses L-1 and L-2. The environmental effect consists of reduce fire risks.
Budget THUS$5.50 Investment THUS$10.49.

NEWS RELEASE

For Further Information:

Juan Diuana Investor Relations Masisa S.A. (56 2) 707-8710 Email: juan.diuana@masisa.com Internet: www.masisa.com	Lucia Domville Citigate Financial Intelligence (201) 499-3548 Email: lucia.domville@citigatefi.com

MASISA S.A. REPORTS IMPROVED SECOND QUARTER 2004 FINANCIAL RESULTS

(Santiago, Chile, July 29, 2004) -- Masisa S.A. - (NYSE: MYS), Latin America’s leading particle board, MDF and OSB manufacturer, today announced its consolidated financial results stated in Chilean GAAP for the second quarter and six months ended June 30, 2004, reporting, for the fifth consecutive quarter, an improvement on its operational results and net income.

HIGHLIGHTS

  Operating income for the second quarter increased 63%, quarter-over-quarter, and 266%, year-over-year, to US$19.0 million.

  Net sales for the second quarter rose 12%, quarter-over-quarter, and 52%, year-over-year, to US$98.8 million, driven by strong volume growth and improved pricing across all product segments.

  Gross margins improved significantly to 31%, as a percentage of sales, due to improved product pricing and a shift to higher margin products.

  Masisa has benefited from consistent year-over-year and quarter-over-quarter improvement in its Latin American markets of Chile, Argentina, Brazil and Mexico.

  The higher OSB price cycle in the US has contributed significantly to Masisa’s improved operating results as reflected in its Brazilian operations.

  Masisa continues to suffer from export difficulties due to a scarcity of cargo shipping, especially to Asia and the United States.

  Earnings per ADS for the second quarter increased 39%, quarter-over-quarter, and 591%, year-over-year, to US$0.37.

	Quarter Ended

	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	Jun. 30, 2004	Growth % Q-o-Q (1)

	(millions of US$, except per share data)
Net Sales	65.1	73.9	80.4	87.9	98.8	12%
Gross Income	15.3	17.9	19.6	22.4	30.4	36%
Operating Income	5.2	8.1	8.2	11.6	19.0	63%
Net Income	1.7	3.8	4.1	8.3	11.5

Earnings per ADS (US$)	0.05	0.12	0.13	0.27	0.37	39%

Gross Margin % *	24%	24%	24%	25%	31%
Operating Margin % *	8%	11%	10%	13%	19%
Net Margin % *	3%	5%	5%	9%	12%
*	Amounts expressed as a percentage of net sales.
(1)	Second quarter 2004 vs. first quarter 2004.

Masisa reported second quarter net income of US$11.5 million, or $0.37 per ADS, on net sales of US$98.8 million. Net income for the second quarter of 2003 was US$1.7 million, or $0.05 per ADS, on net sales of US$65.1 million. Net income for the first six months of 2004 was US$19.8 million, or $0.64 per ADS, on net sales of US$186.6 million. Net income for the first six months of 2003 was US$1.7 million, or $0.05 per ADS, on net sales of US$127.5 million.

Operating income soared 266% to US$19.0 million in the second quarter of 2004 compared to US$5.2 million in the second quarter of 2003. Operating income during the first six months of 2004 was US$30.6 million compared to US$9.0 million during the first six months of 2003, representing an increase of 240%. Additionally, operating income in the second quarter of 2004 increased by 63% sequentially compared to the first quarter of 2004 demonstrating strong underlying growth as the year progressed.

The improvement in operating results is mainly explained by the continued recovery in the Latin American markets after the weak performance registered during first half of 2003 and strong export demand for Masisa’s products, particularly in the United States.

The primary factors driving the improved quarter-over-quarter operating performance were:

  Strong growth in the Argentinean market with improved volume and pricing in all product segments while easing pressure from Argentinean imports to the Chilean market.
  High OSB prices in the US market and higher MDF board prices in Brazilian local market.
  Growth in the Mexican market supported by strong exports from Mexico to the US market.
  Strong growth in Masisa’s MDF moldings line, although still a relatively small percentage of sales.

Higher prices for OSB in the US market beginning in the last quarter of 2003 have substantially benefited Masisa allowing it to export higher volumes at higher prices, improving the performance of its OSB business in Brazil. While OSB prices in the US peaked in April of this year, they remain relatively high compared to last year.

During the second quarter of 2004, consolidated particleboard volume sales increased by 8%, when compared to the same period of the previous year, reaching a total of 152,913 m3. In the case of MDF, consolidated volume sales increased by 31%, amounting to 219,406 m3. OSB consolidated volume sales increased 115%, totaling 68,011 m3.

Masisa changed its accounting method to report in US Dollars for Chilean GAAP and began reporting in such currency as a result of its Shareholder’s Meeting held on October 17th, 2003, and the authorization and instructions of the Servicio de Impuestos Internos (Chilean Tax Authority) and the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Authority). All references to previous quarters of 2003 are restated to reflect this accounting change.

MASISA, which listed its American Depositary Receipts on the NYSE in June 1993, is the leading manufacturer in South America of MDF and particle board, in its raw, melamine laminated and wood veneer versions. Through its subsidiary Forestal Tornagaleones S.A., Masisa participates in the forestry business in Chile and Argentina.

FINANCIAL SUMMARY

For the second quarter ended June 30, 2004:

The table below depicts Masisa’s consolidated financial highlights for the second quarter of 2004 and the percentage change when compared to the same period of 2003.

	Quarter Ended June 30,
			Change
	2004	2003	%

	(millions of US$)
Net Sales	98.8	65.1	52%
Gross Margin	30.4	15.3	99%
SG&A Expenses	(11.4)	(10.1)	13%
Operating Income	19.0	5.2	266%
Net Income	11.5	1.7	591%

Depreciation	6.2	6.0	3%

Net Earnings Per Share (US$)	0.012	0.002	591%
Net Earnings Per ADS (US$) (1)	0.37	0.05	591%
(1)	One ADS is equal to 30 shares of Common Stock.

For the six months ended June 30, 2004:

The table below depicts Masisa’s consolidated financial highlights for the six months ended June 30, 2004 and the percentage change when compared to the same period of 2003.

	Six Months Ended June 30,
			Change
	2004	2003	%

	(millions of US$)
Net Sales	186.6	127.5	46%
Gross Margin	52.9	28.8	83%
SG&A Expenses	(22.2)	(19.8)	12%
Operating Income	30.6	9.0	240%
Net Income	19.8	1.7	1083%

Depreciation	13.0	12.4	4%

Net Earnings Per Share (US$)	0.021	0.002	1083%
Net Earnings Per ADS (US$) (1)	0.64	0.05	1083%
(1)	One ADS is equal to 30 shares of Common Stock.

Geographic Segments Information

The following table presents geographic segments based on the location in which the sale is originated.

	Quarter Ended June 30,		Six Months Ended June 30,

	2004	2003	2004	2003

	(millions of US$)		(millions of US$)
Net Sales
Chile	31.5	26.5	60.3	51.4
Argentina	20.3	14.7	38.7	29.0
Brazil	32.0	16.5	58.1	30.8
Mexico	13.9	6.7	26.5	15.3
Forestal	3.6	3.3	8.0	7.6
Other (1)	(2.5)	(2.6)	(4.9)	(6.6)

Total	98.8	65.1	186.6	127.5

Gross Margin
Chile	7.4	6.1	13.9	12.3
Argentina	4.9	2.4	8.5	4.4
Brazil	12.8	4.5	21.7	7.9
Mexico	3.4	1.1	5.8	2.2
Forestal	0.8	0.6	1.2	1.2
Other (1)	1.2	0.6	1.8	0.8

Total	30.4	15.3	52.9	28.8

Operating Income
Chile	2.6	1.8	4.8	3.6
Argentina	2.9	0.6	4.6	0.8
Brazil	10.7	2.9	17.4	5.1
Mexico	1.6	(0.6)	2.4	(1.1)
Forestal	0.7	0.5	0.9	1.0
Other (1)	0.6	0.1	0.7	(0.3)

Total	19.0	5.2	30.6	9.0

Depreciation
Chile	2.8	2.9	5.5	5.8
Argentina	1.4	2.0	3.4	4.1
Brazil	1.8	0.8	3.5	2.0
Mexico	0.2	0.3	0.5	0.5
Forestal	0.0	0.0	0.1	0.0
Other (1)	0.0	0.0	0.0	0.0

Total	6.2	6.0	13.0	12.4

(1)	Other includes inter-company eliminations.

Product Segments Information

The following table shows Masisa’s net sales of particle board, MDF, OSB and moldings. For each period, net sales of particle board and MDF are broken down between raw board sales and coated (including both melamine-laminated and wood-veneered) board sales.

	Quarter Ended June 30,		Six Months Ended June 30,

	2004	2003	2004	2003

	(millions of US$)		(millions of US$)
Raw Particle Board	10.0	7.8	19.0	15.6
Coated PB	18.5	15.7	35.8	30.3
Total PB	28.5	23.5	54.7	45.9

Raw MDF	32.1	26.2	61.7	51.8
Coated MDF	12.1	7.1	22.9	13.0
Total MDF	44.2	33.2	84.6	64.7

OSB	16.9	4.2	29.4	7.2

Moldings	2.9	1.1	5.1	1.5

Total	92.5	62.1	173.9	119.3

The following table shows Masisa’s physical volume sales in cubic meters of particle board, MDF, OSB and moldings. For each period, physical volume sales in cubic meters of particle board and MDF are broken down between raw board sales and coated (including both melamine-laminated and wood-veneered) board sales.

	Quarter Ended June 30,		Six Months Ended June 30,

	2004	2003	2004	2003

	(thousands of cubic meters)		(thousands of cubic meters)
Raw Particle Board	76.2	70.9	151.1	143.2
Coated PB	76.7	70.8	146.0	140.3
Total PB	152.9	141.7	297.1	283.4

Raw MDF	175.9	141.1	334.7	284.8
Coated MDF	43.5	26.0	84.0	50.0
Total MDF	219.4	167.1	418.8	334.8

OSB	68.0	31.6	125.6	57.2

Moldings	10.4	3.8	18.2	4.8

Total	450.7	344.2	859.7	680.2

Markets Information

The following table presents net sales, by destination, in each of Masisa’s markets as a percentage of total consolidated net sales for each period.

	Quarter Ended June 30,		Six Months Ended June 30,

	2004	2003	2004	2003

Chile	24%	31%	25%	31%
Argentina	10%	10%	10%	9%
Brazil	22%	26%	22%	26%
Mexico	13%	11%	14%	13%
Other countries	30%	22%	29%	21%

Production Costs Information

Average production costs for raw particle board, MDF and OSB for each period are broken down as follows:

	Quarter Ended June 30,		Six Months Ended June 30,

	2004	2003	2004	2003

Wood	22%	21%	22%	20%
Chemicals	39%	37%	38%	37%
Energy	9%	10%	9%	10%
Labor	6%	6%	6%	6%
Depreciation	12%	14%	13%	15%
Others	12%	12%	12%	12%

- TABLES TO FOLLOW -

The information in the tables below is expressed in millions of U.S. dollars (except per share data, expressed in US$) presented according to Chilean GAAP.

MASISA S.A AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Quarter Ended

(millions of US$)	June 30
			March 31,
	2004	2003	2004

OPERATING RESULTS
Net Sales	98.8	65.1	87.9
Cost of sales	(68.3)	(49.8)	(65.5)

Gross margin	30.4	15.3	22.4
Selling and administrative expenses	(11.4)	(10.1)	(10.8)

Operating income	19.0	5.2	11.6

NON-OPERATING RESULTS
Interest expense, net	(3.8)	(2.7)	(3.5)
Other income (expense)	(0.7)	0.1	(0.6)
Foreign exchange gains (loses)	1.0	(0.5)	2.4

Non-operating results	(3.4)	(3.1)	(1.7)

Income before income taxes	15.6	2.1	9.9

Minority interest	(0.2)	(0.6)	0.1
Income taxes	(3.9)	0.2	(1.7)

NET INCOME	11.5	1.7	8.3

Net Earnings Per Share (US$)	0.01	0.00	0.01
Net Earnings Per ADS (US$) (1)	0.37	0.05	0.27

Weighted average number
of shares (millions)	928.5	928.5	928.5
Due to rounding, numbers may not add up.
(1)	One ADS is equal to 30 shares of Common Stock.

MASISA S.A AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Six Months Ended June 30

(millions of US$)	2004	2003

OPERATING RESULTS
Net Sales	186.6	127.5
Cost of sales	(133.8)	(98.7)

Gross margin	52.9	28.8
Selling and administrative expenses	(22.2)	(19.8)

Operating income	30.6	9.0

NON-OPERATING RESULTS
Interest expense, net	(7.3)	(6.0)
Other income (expense)	(1.3)	(0.1)
Foreign exchange gains (loses)	3.4	(0.2)

Non-operating results	(5.2)	(6.3)

Income before income taxes	25.5	2.7

Minority interest	(0.1)	(0.8)
Income taxes	(5.6)	(0.2)

NET INCOME	19.8	1.7

Net Earnings Per Share (US$)	0.02	0.00
Net Earnings Per ADS (US$) (1)	0.64	0.05

Weighted average number
of shares (millions)	928.5	928.5

Due to rounding, numbers may not add up.
(1)	One ADS is equal to 30 shares of Common Stock.

MASISA S.A AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
(millions of US$)	2004	2003

ASSETS

CURRENT ASSETS
Cash	4.7	13.2
Time deposits	5.9	4.7
Accounts receivables	84.7	61.2
Notes and accounts receivable from related companies	2.6	3.8
Inventories	74.9	72.9
Recoverable taxes	10.2	11.7
Other current assets	5.7	35.5

Total current assets	188.6	203.0

PROPERTY, PLANT AND EQUIPMENT	630.0	628.5

OTHER ASSETS
Investments in unconsolidated affiliates	0.0	0.0
Goodwill and negative goodwill, net	(0.4)	(0.7)
Long-term receivables	1.0	1.4
Notes and accounts receivables from related companies	3.3	3.1
Other assets	6.8	4.5

Total other assets	10.6	8.3

Total assets	829.2	839.8

MASISA S.A AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
(millions of US$)	2004	2003

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term bank borrowings	5.5	63.8
Current potion of long-term bank borrowings	14.4	55.3
Other long-term borrowings due within one year	9.8	9.8
Dividends payable	0.2	0.1
Accounts payable	24.2	24.3
Notes and accounts payable to related companies	3.6	3.8
Accrued liabilities	9.0	4.3
Other current liabilities	2.1	3.2

Total current liabilities	68.9	164.5

LONG-TERM LIABILITIES
Long-term bank borrowings	89.6	121.4
Other long-term borrowings	112.6	36.0
Deferred income taxes	15.1	8.1
Other long-term liabilities	13.0	9.1

Total long-term liabilities	230.4	174.6

MINORITY INTEREST	64.7	62.5

SHAREHOLDERS’ EQUITY
Common Stock	237.0	237.0
Reserves	56.8	53.6
Retained Earnings	171.4	147.6

Total shareholders’ equity	465.2	438.2

Total liabilities and shareholders’ equity	829.2	839.8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2004

Masisa S.A.

By:	/S/ Carlos Marín
Carlos Marín Chief Financial Officer